Japan Airlines Corporation

JAL Bldg. 2-4-11, Higashi-shinagawa
Shinagawa-ku, Tokyo140-8605
Tel : 81-3-5460-3972
Fax : 81-3-5460-3974
E-mail : irdesk@jal.com

Dec 07, 2007

Office of International Corporate Finance
Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549 USA
Mailstop: Room 3628

We, Japan Airlines Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration. For your information, our CIK and CCC numbers are as follows:
CIK: 0001298172
CCC:yn3f$xem

1. Consolidated Interim Financial Information for the six months ended September 30, 2007
2. (Press Release) JAL New Domestic First Class Starts December 1, 2007
3. (Press Release) JAL Introduces First Class on new Haneda, Tokyo－Hongqiao, Shanghai Route
4. (Press Release) JAL&AEON Forge Business Partnership
5. (Press Release) JAL Starts Introducing Premium Economy Class on International Routes
6. (Press Release) JAL Revises FY2007 2nd Half Cargo Fleet, Route & Frequency Plan
7. (Press Release) JAL Announces Plan to operate From New Mt. Fuji Shizuoka Airport
8. (Press Release) Planned Integration of Japan Asia Airways with JAL International
9. (Press Release) Consolidated Financial Results for the Half-year Ended September 30, 2007
10. (Press Release) New JAL Check-in Counters at Narita Airport Terminal 2
11. (Press Release) JAL Increases International Fare Fuel Surcharge from January 1, 2008

These documents are enclosed with this letter. If you have any questions, please do not hesitate to contact us. Thank you very much for your cooperation in advance.

Yours sincerely,

Fumitake Tsukamoto

塚本文武

Director
Investor Relations
Japan Airlines Corporation
fumitake.tsukamoto@jal.com

Etsuo Suzuki

鈴木悦朗

Director
Investor Relations
Japan Airlines Corporation
etsuo.suzuki @jal.com

Japan Airlines Corporation and Consolidated Subsidiaries
Consolidated Financial Information

For the six months ended September 30, 2007 and 2006 and the year ended March 31, 2007

Contents

1. Business Performance and Financial Condition

(1) Analysis of business performance

Overview of the period

In the world economy the recovery in the United States has been weakened during the year by factors such as the decline in home construction triggered by the subprime loan problem, and the outlook is becoming increasingly unclear. Conversely, the economic recovery in the Eurozone and the United Kingdom has continued. In East Asia other than Japan, economic recoveries are continuing not only in China but also in Singapore, Korea, Taiwan and elsewhere. Overall, the world economy has remained on a steady recovery track.

In the Japanese economy, capital investment has increased as a result of improved corporate earning, and factors such as the recovery in the employment situation have enabled the modest expansion in incomes and consumer spending to continue. Overall, the recovery trend has been maintained through the spillover of the buoyant state of the corporate sector into the household sector. Nevertheless, the environment for the transportation industry has remained harsh, in particular because the unprecedentedly high fuel prices have soared even higher since August.

Against this backdrop, the JAL Group has been steadily implementing its FY2007-2010 Medium-Term Revival Plan. This was formulated in February this year with the objectives of rebuilding the foundation of Group business and maintaining a stable level of profit, its focus being on the large-scale expansion of both Haneda and Narita airports scheduled to take place in 2010.

In the sphere of costs, fuel prices (Singapore Kerosene) have remained at historical highs, breaking through US$90/barrel temporarily, but exhaustive internal efforts have been made to alleviate the situation, including by reducing the volume of fuel consumption, and we have absorbed the impact by means of effective fuel hedging. In this way we have had significant success in containing rises in fuel costs. In addition, sales commissions were reduced from the previous year by lowering the sales commission rates for international routes in Japan. Steps were also taken to reduce personnel costs by maintaining the 10% cut in basic wages and by implementing measures that included imposing substantial curbs on employee bonuses and introducing a special early-retirement scheme for groundside managerial staff. We will continue our steady efforts towards achieving the Medium-Term Plan target of cutting FY2007 consolidated personnel expenses by ¥50 billion year-on-year, including by boosting productivity by such means as introducing production methods used by Toyota, and by reducing retirement benefit costs.

Among our parallel measures to increase income we are deploying our Premium Strategy under the "Business & Happiness" theme, mainly targeting business and premium-class passengers. Under this we are enhancing our ability to provide products and services of

unrivaled quality.

In April this year we formally joined the oneworld global alliance of high-quality airlines worldwide, with the result that JAL MileageBank members are able to collect air miles and enjoy privileges when they fly with all other oneworld member airlines, and can also use member airlines' airport lounges at some 500 locations worldwide and, depending on membership status, avail themselves of all the various standard oneworld services. Additionally, with regard to making transfers between flights on member airlines they can also take advantage of interline e-ticketing and special global fares.

Also in April, we strengthened and improved our sales and support structure for business customers by opening a center for corporate customers that combines domestic and international sales.

On July 19 JAL opened two revamped lounges, the most spacious in Japan, in Terminal 2 at Narita International Airport, the airline's main international hub. Progress is currently also being made in the same terminal with a large-scale expansion of check-in counters and automated Self Check-in Machines, helping to ensure a comfortable and fast airport service in the terminal.

At the end of August we announced details of the domestic first class service, which is due to begin taking reservations in October. This first class will be JAL's highest class on domestic routes, designed on the concept of "Respecting the passenger's private space and time, with the highest level of service." The service will start on December 1 on the Haneda–Itami (Osaka) route.

As a result of the developments outlined above, the revenues of JAL's air transportation business segment grew by ¥20.6 billion year-on-year, in spite of the fact that supply capacity had declined from a year earlier as a result of route-restructuring, aircraft-downsizing, and other measures under the Medium-Term Plan. Nevertheless, revenues on a consolidated basis declined by ¥7.0 billion year-on-year, to ¥1,142.9 billion, owing to factors such as the partial sale last year of shares in former consolidated subsidiary JALUX Inc., which became an affiliate accounted for by the equity method. Operating income rose by ¥48.4 billion, to ¥56.6 billion, ordinary income was up by ¥53.3 billion, to ¥58.7 billion, and net income rose by ¥5.7 billion, to ¥7.3 billion.

Earnings by segment

Air Transportation Business

International passenger operations

In route operations we took thorough steps to reappraise the commercial viability of each route in accordance with the Medium-Term Plan, continuing the steps take in the previous period to eliminate or reduce flights on poorly performing routes, and to

increase flights on routes generating strong revenues. We reduced flights on the Tokyo–Hong Kong route from the start of the term, and ceased operations on the Tokyo–Zurich route, but vigorously expanded operations on routes with heavy demand, particularly from business customers. Flights were increased on the Tokyo–New York and Tokyo–Hanoi routes from the outset of the term, on the Osaka–Hanoi route in May, and on the Tokyo–Paris, Tokyo–Moscow, Tokyo–Beijing, Nagoya–Tianjin, and Tokyo–Ho Chi Minh City routes in June. In addition, with the introduction of the strategic narrowbody Boeing 737-800s, aircraft downsizing was implemented on routes such as those between Osaka and Hanoi, Dalian, Guangzhou, and Qingdao, enhancing profitability by achieving efficient operations.

In addition, to mark the 35th anniversary of the normalization of diplomatic relations between Japan and China on September 29, a new Haneda–Shanghai (Hongqiao) route was inaugurated. This route links airports that lie adjacent to each of those city's urban areas, and in combination with the Tokyo-Shanghai (Pudong) route with its six daily flights, it is possible to make a round-trip within a single day. The opening of this Haneda–Shanghai (Hongqiao) route expands the JAL Group's network to China to the largest in Japan, serving 12 cities with 294 flights a week on 30 routes, providing customers with even greater convenience.

To cater to increasingly diverse passenger demand, particularly among baby boomers, during the half we also strengthened international charter flights on which priority is given to the convenience and comfort of direct flights. A total of 474 charter flights were operated, including on routes to East European destinations such as Croatia, and routes from regional airports to such cities as Zurich and Ulan Bator. Also, our joining of the oneworld global airline alliance in April this year enabled us to strengthen our network still further by such means as expanding code-sharing, and at the same time we increased bilateral cooperation with airlines that are not oneworld members.

With regard to product strategy, beginning in July 2007 on the Tokyo–Chicago route, we inaugurated a new in-flight catering service in international Executive Class. In addition to upgraded meal menus a higher standard of cabin service is offered, with specialized flight attendants providing more meticulous service by carrying all food and beverages from the galleys in restaurant style. The fitting of the acclaimed JAL Shell Flat Seat was also extended to cover flights on the Tokyo–Delhi and Nagoya–Bangkok routes, cosseting passengers in even greater comfort. Another advance was the announcement, in October 2007, of the JAL Premium Economy service in economy class on international routes. Based on the concepts of providing space with an extra measure of comfort and being a class in which passengers can be at their ease, the JAL Sky Shell Seat has been developed for it, and service is scheduled to commence on December 1 on the Tokyo–London route.

In our marketing we sought to cater vigorously to business demand among small and medium-sized companies by increasing to around 1,000 the number of companies enrolled in the "JAL Corporate Flight Merit" program, which provides a variety of privileges for company personnel making overseas business trips. In addition, we

instituted a JAL Goku regular discount fare with a dynamic pricing function that mean that fares can fluctuate according to the forecast final passenger load on a flight; it has had a good reception among the traveling public.

JAL has also been evolving its strategy of having a mileage service in common with that of domestic routes, beginning with the issuance of partnership cards with Odakyu Electric Railway and Kinki Nippon Railway, and the establishment of a mileage partnership with Ogaki Kyoritsu Bank. In October it also announced a business tie-up with ÆON. Further, as a result of JAL's membership of oneworld and start of the JALCARD Family Program, which enables family members to combine their air miles for awards, the convenience and benefits of the program have been increased, for example by providing more opportunities to collect miles and use awards. In consequence, the number of JAL MileageBank (JMB) members had risen to 20.43 million by the end of September 2007.

Passenger capacity on international routes during the half declined by 5.6% as measured by available seat-kilometers, owing to route restructuring and aircraft downsizing. On the demand side, however, demand was sluggish on routes to Europe and Hawaii owing to factors such as the weakness of the yen, and on routes to Taiwan as a result of fiercer competition, but it was brisk on Korean routes and also on routes to the U.S., Southeast Asia, and China, which were buoyed by heavy business demand, and on routes to Oceania, on which supply capacity was substantially below its year-earlier level. As a result, demand fell by only 5.7% in terms of revenue passenger kilometers, and the passenger load factor was maintained at the same level as the previous first half. Revenues from international passenger operations increased by 3.6% year-on-year, to ¥384.1 billion. A key factor behind this was a 9.9% increase in passenger yield, resulting primarily from the growth in business demand and shift of resources to more profitable routes, and to the revision of fares and addition of fuel surcharges.

Domestic passenger operations

In domestic passenger operations the restructuring of routes was implemented in accordance with the Medium-Term Plan. Service were halted on the Nagoya (Komaki)–Kitakyushu, Nagoya (Chubu)–Nagasaki, Osaka (Itami)–Ishigaki, and Kagoshima–Naha routes in April this year; on the Kobe–Sendai route in June; and on the Kobe–Kumamoto route in July; and flights were increased on routes with strong demand, such as those linking Osaka (Kansai) with Sapporo and Naha. These steps were aimed both at providing greater convenience for customers and maximizing revenues.

With regard to the fleet, the introduction of the Boeing 737-800, JAL's strategic aircraft for domestic routes, proceeded vigorously on routes originating at Haneda. Our eight MD87s are all due to be decommissioned by the end of the current year, and that was completed in the case of four of them during the first half. Steps such as these were aimed at improving profitability amid the current very high level of fuel costs.

With regard to product strategy, in May this year the JAL Dynamic Package was

launched on the JAL website, a travel package in which customers are given the added convenience of being able to easily book desirable journeys by creating combinations of tickets for JAL domestic flights and accommodations. In addition, on August 1 we inaugurated the Anytime Web Check-In Service as a means of further enhancing the JAL IC Check-In Service for domestic routes, which has been a hit among customers since its introduction. This has made it possible for Web Check-In, for which it was previously necessary to wait until the day before flying, to be carried out immediately after purchasing tickets.

A range of marketing measures were implemented to stimulate demand, and fare increases were made in April this year to counteract soaring fuel costs. These measures included the extension of the period for advance reservation of "Sakidoku (Advance) Discount" fares, the expansion of eligibility for the advance reservation service for "Bargain Fares," and the implementation of the "Summer Vacation Air Miles for Everyone" campaign offering special cheap tickets for traveling during the summer holiday period, including by JMB members.

With regard to sales-promotion campaigns, to project the appeal of JAL's network with its approximately 185 flights a day linking Haneda with 33 airports nationwide, in July 2007 JAL started its "TOKYO JAL 2007" Tokyo campaign, the first round of which was the undertaking of the "Visit Tokyo TYO Program," which involved proposing new sightseeing perspectives in Tokyo by such means as the joint publication of brochures and joint tour planning with JR East. Also, during the summer vacation period we conducted our "Summer Vacation Family Smile Campaign" to promote the use of JAL flights for family travel.

Capacity on domestic routes fell by 2.3% year-on-year in the half in terms of available seat-kilometers. Demand, meanwhile, declined by 3.5% in terms of revenue passenger kilometers, despite the fact that the provision of greater convenience through forward booking and the "Air Miles for Everyone" and other promotions made an impact during the half. This was because of a slackening of demand, particularly for group travel, on routes on which other airlines compete, as competitive fares set last fiscal year were revised this year, and because of the impact of the suspension of flights necessitated by Typhoon No. 4 in July. Passenger yield increased by 5.7% year-on-year, owing to factors such as a change in passenger composition and fare increases, and revenues from domestic passenger operations increased by 2.0%, to ¥352.7 billion.

Cargo and mail

With regard to the physical volume of exports of cargo on international routes there was a year-on-year decline to North America, as capacity fell as a result of the reduction in passenger flights, but a double-digit increase to China, to which capacity was increased. Exports to both Europe and Southeast Asia were more robust than in the previous year. On the import (physical volume) side, cargo originating in China was up year-on-year, buoyed by higher capacity on those routes, but demand for cargoes originating in Europe

flagged from the summer onwards owing to factors such as the strength of the euro, and there was a drop in demand in Japan for imports from Southeast Asia. In addition, owing to a decline in capacity for shipping beyond Japan there was a slowing in the growth of cargoes to the Americas via Japan.

In the sphere of the fleet and route management, in July we added two new mid-sized Boeing 767 freighters to serve the Shanghai, Dalian, Qingdao, Tianjin, and Hong Kong routes, aiming to enhance profitability by increasing capacity and cutting costs on Chinese routes. At the beginning of October the routes served by freighters in the same class were expanded to encompass those to Singapore, Kuala Lumpur, Bangkok, and Manila, and when the third 767 freighter was introduced at the end of October it was placed on the Kansai–Ho Chi Minh City route on the first cargo flights between Japan and Vietnam. In ways such as these we are expanding our East Asian network still further. Meanwhile, on U.S. West Coast routes we introduced the Boeing 747-400 freighter, switching to direct flights from the former return flights via Anchorage, shortening flying time considerably, and cutting costs. At the same we have been accelerating the retirement of conventional 747 freighters, planning to retire a total of six during FY2007.

The total volume of international air cargo transportation declined by 0.9% year-on-year in terms of revenue cargo ton-kilometers, in part because the expansion of capacity on medium-haul routes was offset by the reduction of capacity on long-haul routes. International cargo income declined by 1.0% from the previous year, to ¥91.4 billion, as cargo yield slipped by 0.2%.

In international mail services the volume of business originating in Japan remained robust throughout the half, while overseas the volume originating in the Americas was also brisk.

In domestic cargo operations, demand was higher than in the previous first half. This was because although capacity was reduced by the reduction of passenger flights and by aircraft downsizing, particularly on trunk routes with high demand, daytime flights were operated vigorously, and the code-share operations with Galaxy Airlines that began in the previous year were operated effectively.

With regard to route management we expanded the code-sharing flights with Galaxy Airlines, which started in April, to include the Haneda–Sapporo and Kansai–Sapporo routes. By means of steps such as these we ensured the provision of service that catered to increasingly diverse customer needs.

The total volume of domestic air cargo transportation increased by 1.7% year-on-year in terms of revenue cargo ton-kilometers. However, owing to a decline in cargo yield, cargo income fell by 2.6% from the previous year, to ¥13.9 billion.

Domestic mail is subjected to very flexible space management in conjunction with domestic cargo in a way that minimizes the impact of declines in supply capacity, and thus strenuous efforts were made to maintain and increase demand.

As a result of the developments outlined above, total transportation volume in this segment (in terms of revenue ton-kilometers), including both international and domestic passenger and cargo transportation, declined by 3.6% year-on-year. Operating revenues in the segment increased by ¥20.6 billion to ¥931.6 billion, and operating income rose by ¥53.2 billion, to ¥49.7 billion (both after intra-segment eliminations and before inter-segment eliminations).

(A breakdown of operating revenues and transportation performance in this segment can be found on page 53.)

Aircraft Fleet

Changes in the total number of aircraft operated by our consolidated subsidiaries during the half, and the total number of owned and leased aircraft at the end of the half, are shown below.

	Purchase	Lease	Sale/ Disposal	Lease termination	At March 31, 2007		
					Owned	Leased	Total
Boeing 747-400					38	1	39
Boeing 747-400F					3	2	5
Boeing 747LR			-3	-1	10	0	10
Boeing 747F			-3		5	1	6
Boeing 777	1				13	26	39
Airbus A300-600R					18	4	22
Boeing 767		2			19	23	42
Boeing 767F		2			0	2	2
Douglas MD-90					16	0	16
Douglas MD-81					12	6	18
Douglas MD-87			-1		7	0	7
Boeing 737-400					9	14	23
Boeing 737-800		3			0	5	5
Bombardier CRJ200					0	9	9
Bombardier DHC-8-400		1			3	7	10
SAAB 340B					10	4	14
Bombardier DHC-8-100					4	0	4
Bombardier DHC-8-300					1	0	1
B-N Group BN-2B					3	0	3
Total	1	8	-7	-1	171	104	275

Airline-Related Business

TFK Corporation, an in-flight catering company, increased its business as a result of

factors such as obtaining commissions from an overseas company and for new JAL lounges, but owing to the adverse impact of recent sharp rises in foodstuff prices, profits declined. AGP Corporation, which supplies auxiliary power to aircraft while parked, achieved growth in revenues as a result of brisk activity in this field, buoyed by the soaring prices of crude oil and growing environmental consciousness.

The sales of Pacific Fuel Trading Corporation, a JAL affiliate engaging in the procurement of fuel overseas, rose as a result of sharp rises in fuel prices. As a result of these and other factors, the revenues of the airline-related business segment rose by ¥1.9 billion year-on-year, to ¥181.3 billion, and operating income declined by ¥2.4 billion, to ¥2.4 billion.

Travel Services Business

JALPAK posted revenue growth, buoyed by an increase in customer numbers, principally for East Asian destinations such as Bali and also for China. Also, operating expenses were overhauled radically, enabling the company to achieve an improvement at the operating income level. The number of passengers handled by JAL Tours was below its year-earlier level, as in spite of brisk activity in Okinawa, numbers on tours to destinations such as Hokkaido were down on the previous year. Increases in unit tour prices enabled the company to boost revenues, but profit fell as a result of factors such as substantial rises in procurement costs.

As a result, revenues in the travel services business segment rose by ¥5.0 billion year-on-year, to ¥199.7 billion, and operating income increased by ¥200 million, to ¥1 billion.

Credit Card and Leasing Services Business

The Group's credit card company, JALCard, achieved a 13% increase in the number of cardholders, which reached approximately 1.89 million, as a result of a tie-up with Odakyu Electric Railway and the introduction of a family program, and of vigorous measures to recruit new cardholders. This was accompanied by a substantial rise in transaction volume. In non-card divisions, however, there was an overall decline in revenues owing to the negative impact on revenues of the review of contracts.

As a result, total revenues in this segment grew by ¥800 million year-on-year, to ¥32.5 billion, and operating income fell by ¥900 million, to ¥2.1 billion.

Other Businesses

Hotel operator JAL Hotels suffered a decline in revenue as a result of factors such as the sale of Hotel Nikko Narita and its switch to commissioned management. However, since June last year it has gained new management commissions for five hotels, namely Hotel

JAL City Naha, Hotel JAL City Kannai Yokohama, Hotel Nikko Northland Obihiro, Hotel JAL Fujairah Resort & Spa, and Hotel Nikko Tianjin, and income has risen as a result.

As a result of these developments, revenues in this segment fell by ¥52.9 billion year-on-year, to ¥49.9 billion, and operating income was down by ¥1.8 billion, to ¥1.0 billion, up by ¥1.1 billion from its year-earlier level.

Note: The principal reason for the decline revenues and profit was the change of JALUX Inc. from being a consolidated subsidiary to the status of an affiliate accounted for by the equity method.

Outlook for the Full Year

On February 6, 2007, JAL completed formulation of its FY2007-2010 Medium-Term Revival Plan focused on the large-scale expansion of its Haneda and Narita hub airports scheduled to take place in 2010. Premised above all on "safety," the plan's objective is to rebuild the foundations of our business, paying maximum attention to the customer's perspective and ensuring a stable management environment that from 2010 onwards will be resistant to fluctuations in operating conditions.

The four main pillars of the plan are (1) to achieve total product competitiveness, (2) to reorganize the fleet and network, (3) to raise employee productivity, and (4) to concentrate management resources on the air transportation business. The first year of the plan, FY2007, is a particularly important year for the corporate revival of the JAL Group.

Against this backdrop, in international passenger services we are ahead of expectations in terms of passenger numbers and yield, bolstered by heavy business demand, and performance in the areas of domestic passenger and international cargo services is generally robust in accordance with expectations. The recovery in air transportation business is making a major contribution to the earnings recovery. We expect that this trend will continue and be given further impetus by the emergence of the impact of our Premium Strategy. With regard to expenses, personnel expenses are showing a favorable decline though at a slower pace than envisaged, but aviation-fuel prices remain very high, reflected in kerosene prices of over US$100/barrel, and since fuel hedging for the second half is only around 73%, aviation-fuel prices are expected to be higher than projected. Nevertheless, we are forecasting that operating revenues and ordinary income will be above our initial forecasts, in part because the impact of our continuous implementation of no-holds-barred cost-cutting is making itself felt steadily. Among extraordinary gains and losses there will be increases in losses on impairment of aircraft as components of the fleet are retired, and in losses arising from transfers to reserves relating to the possible violation of the U.S. Antimonopoly Act and similar laws in other countries. In addition, the forecast for consolidated operating income for the current fiscal year reflects a ¥20.0 billion reduction in retirement benefits expenses as a result of the amortization of past-service obligations.

As a result of the above, for the full 2007 fiscal year we forecast consolidated operating revenues of ¥2,238 billion, which is ¥41 billion above our initial projection, consolidated operating income and ordinary income of ¥48 billion and ¥44 billion respectively, which are ¥13 billion and ¥23 billion respectively above initial forecasts. Consolidated net income is projected to remain in line with the initial forecast, at ¥7 billion.

Forecast on a consolidated basis for the fiscal year ending March 2008 (Revised)

(Unit: billions of yen)

	Initial forecast	Revised forecast	Increase
Operating Revenue	21,970	22,380	410
Operating Income	350	480	130
Ordinary Income	210	440	230
Net Income	70	70	0

[1] Assumptions underlying the financial targets

The computation of the forecast is based on the assumption of an exchange rate of ¥117 against the U.S. dollar and an aviation fuel price (Singapore Kerosene) at a market price of US$91 per barrel. As of September 30, 2007, we have entered into hedging transactions covering approximately 73% of our expected requirements for aviation fuel.

The above target figures are subject to certain uncertainties and risks, including those mentioned below. In the event that any of these risks materialize (e.g. further increase in fuel prices), we will make every effort to successfully implement additional measures to mitigate the negative impact of such risks, including, if necessary, certain emergency measures.

[2] Status of implementation of medium-term business plan

Please refer to "(3) Medium- and Long-Term Management Strategies" in the "3. Management Policies" section.

[3] Targeted management indicators

The management indicators we have designated are a return on equity (ROE) of more than 10% and a figure of below 5 for the number of years to repay interest-bearing debt from operating cash flow.

(2) Analysis of Financial Position

[1] Assets, liabilities, and net assets

With regard to assets, current assets rose by ¥19.3 billion, owing primarily to increases in cash and time deposits and accounts receivable. Tangible fixed assets fell by ¥8.3 billion year-on-year, as in spite of an increase of ¥10.6 billion in construction in progress as a result of factors such as the payment of advances for new aircraft, that was offset by factors that included sales of aircraft and the impairment of buildings and structures, while there was also a fall in investment and other assets. In consequence, fixed assets declined by ¥13.9 billion. Total assets thus increased by ¥5.2 billion from the previous fiscal year-end, to ¥2,096.4 billion. On the liabilities side, current liabilities rose by ¥29.2 billion year-on-year, as in spite of redemptions of corporate bonds that caused bonds due within one year to decline by ¥32.0 billion, high prices of aviation fuel and other factors caused accounts payable to rise, and growth in sales brought about an increase in advances. Meanwhile noncurrent liabilities declined by ¥26.7 billion from the previous year, owing to factors such as transfers of bonds to the category of bonds due within one year. In consequence, total liabilities increased by ¥2.5 billion from the previous year-end, to ¥1,761.8 billion.

Owners' equity increased by ¥7.2 billion from the previous year-end and there was a decline of ¥4.3 billion in valuation and translation adjustments, with the result that total net assets increased by ¥2.7 billion, to ¥334.5 billion.

[2] Cash flows

Cash flow from operating activities

Net cash provided by operating activities totaled ¥109.1 billion, up by ¥36.5 billion from the previous first half. The principal factors behind this were income before income taxes totaling ¥26.3 billion, up by ¥13.9 billion from the previous year, and a cash outflow of ¥19.9 billion for notes and accounts receivable, down by ¥25.6 billion from the previous year.

Cash flow from investing activities

Net cash used in investing activities was ¥27.3 billion, down by ¥14.6 billion year-on-year. Cash outflows for the acquisition of tangible fixed assets were up by ¥20.1 billion, to ¥86.1 billion, arising mainly for purchases of aircraft and parts and for payments of advances for the scheduled introduction of aircraft in the future. Principal inflows were repayments of term deposits, up by ¥7.5 billion to ¥7.6 billion, and proceeds from the sale of tangible fixed assets, up by ¥14.5 billion to ¥39.3 billion.

Cash flow from financing activities

Net cash used in financing activities totaled ¥49.2 billion, compared with net cash provided in the amount of ¥87.3 billion for the previous year. The principal components of this included a ¥59.9 billion increase, to ¥61.0 billion, in inflows from long-term

borrowings, and redemptions of bonds totaling ¥50.0 billion in outflows. In the previous term, there were ¥147.9 billion in proceeds from the issuance of shares.

Reference: Cash flow indicators

Fiscal years	03	04	05	06	07 1st half
Equity ratio (%)	7.5	9.0	6.9	14.9	15.0
Equity ratio at market value (%)	33.2	28.7	28.2	32.0	32.5
Interest-bearing debt/operating cash flow	17.2	9.0	12.2	8.0	4.5*
Interest coverage ratio	2.7	5.7	4.5	6.7	11.8*

Notes

- Equity ratio at market value: Gross equity market capitalization/Total assets
- Interest coverage ratio: Cash flow from operating activities/Interest payments
* Operating cash flow and interest coverage ratio are annualized figures.

(1) All indicators are calculated on the basis of consolidated financial data.
(2) Gross equity market capitalization is calculated by multiplying the closing price of our shares at the end of the period by the number of ordinary shares issued and outstanding at the end of the period.
(3) Cash flow from operating activities refers to cash flow from operating activities for the period as stated in the consolidated statement of cash flows.
(4) Interest-bearing debt refers to that portion of our liabilities stated in the consolidated balance sheets, which includes borrowings, bonds and other liabilities upon which we pay interest (including installment payments).
(5) Interest payments mean interest paid as stated in the consolidated statement of cash flows.

(3) Basic policy on distribution of profits, and dividends for the current and following terms

JAL regards the return of profits to its shareholders as being one of its most important management policies, and its basic dividend policy is to maintain continuous and stable payments to the greatest extent possible, distributing profits appropriately after giving comprehensive consideration to the operating environment and business performance.

In February this year the JAL Group formulated and announced its FY2007-2010 Medium-Term Revival Plan. The entire Group is now working in unison to implement and achieve the goals of this plan, but since the rebuilding of the foundation of the Group's business is due to be implemented in the current term and the next, we regret that we will be unable to pay a dividend for the current and following terms.

We are committed to making vigorous efforts to rebuild the foundation of our business so as to cope flexibly with changes in external factors such as the very sharp increases in prices of aviation fuel and to improve our financial position, and to doing our utmost to resume payments of dividends to our shareholders.

(4) Business risks

[1] Medium-term business plan

On February 6 this year the JAL Group formulated and announced its FY2007-2010 Medium-Term Revival Plan. The Group recognizes the fundamental importance of realizing the goals of this plan, but to do so it will be essential to ensure the success of the factors on which it is premised, namely, the reduction in personnel and other expenses, the replacement of aging aircraft and reduction in the number of aircraft models, the reorganization of underperforming routes, and the China strategy, and among other things to receive the support of its stakeholders, i.e. its customers, shareholders, and financial institutions, among others. Factors such as these, and changes in the Group's external environment, may affect the attainment of those goals.

[2] Indebtedness and financing

The JAL Group is currently carrying large amounts of interest-bearing debt and lease obligations, and also retirement benefit obligations. With regard to funding for introduction of aircraft the Japan Bank for International Cooperation has a system of guaranteed loans, but it is important for the JAL Group to maintain good relations with financial institutions in order to secure funds needed for the acquisition of aircraft and other capital investment, and for the redemption of debt. If relations with financial institutions were to change significantly as a result of reforms to the tax or accounting systems, increases in interest rates, or other changes in the external environment, or of the lowering of the Group's credit ratings or poor business performance that prevented the goals of the Medium-Term Plan from being achieved, fund-raising and the arrangement of leases may become more difficult, and this may have a significant impact on the Group's business or results of operations.

[3] Possible impact of changes in our market and geopolitical events abroad

Both our international and domestic operations depend to a large extent on the portion of our customer base made up of Japanese citizens. Our business and results of operations may be negatively affected by such factors as increased competition, adverse changes in the economic conditions in Japan or in the demand for air transportation among Japanese, seasonality, natural disasters, outbreaks of contagious diseases such as SARS, terrorist attacks, conflicts, wars or other similar events. Moreover, in the event of further terrorist attacks or acts of war, insurance premiums may be increased or insurance may be made

available only with additional limitations on coverage. In addition, terrorism and warfare have caused insurance premiums to rise sharply, and the scope of insurance compensation may be limited.

[4] Possible Effects of fuel price and foreign exchange rate fluctuations

We have hedged risks of higher fuel prices through a number of derivative transactions. However, continuing high fuel costs or significant disruptions in the supply of aircraft fuel will adversely affect our business and results of operations. In addition, due to the international nature of our business, we receive a large a large part of our revenues and incur an even larger part of our expenses in certain foreign currencies. Thus, fluctuations in foreign exchange rates may adversely affect our business and results of operations.

[5] Operations and aircraft

In the event of an accident involving an aircraft operated by the JAL Group or an aircraft on a codeshare flight operated by another company, customer confidence in the Group and its standing in society would decline, as would demand, and factors such as these may have an adverse impact on its business performance. In addition, in the event that a technical circular directive in regard to airworthiness had been issued in relation to problems relating to aircraft safety, that may have a significant impact on the Group's results of operations.

[6] Possible impact of laws and regulations

The JAL Group's operations are in a variety of respects subject to international, national and local laws and regulations. It is possible that the Group's business will be restrained by these regulations, necessitating substantial increases in expenditure. With regard to cargo operations, in February 2006 the relevant agencies in a number of countries and regions (including the European Union, the United States, Canada, Switzerland, and Australia) began a study in regard to suspicions of the existence of a cartel formed by international cargo airlines, including the JAL consolidated subsidiary Japan Airlines International Co., Ltd. In addition, a number of class-action lawsuits have been initiated in the United States, Canada, and Australia against these international cargo carriers, the plaintiffs claiming that the carriers have violated antitrust laws and that they have suffered losses as a result. Depending upon the outcome of the above, the Group's business performance may be affected significantly. In addition, there is a risk that the Group will be involved in litigation of various kinds relating to its business activities, and it is possible that this, including the aforementioned lawsuits in the United States and other countries, will adversely affect the Group's business and results of operations.

[7] Reliance on technology systems and handling of customer information

The JAL Group's operations rely to some extent on certain technology systems that entail operational risks, including its information systems. Any difficulties in those technology

systems resulting from factors such as computer viruses could disrupt Group business operations. In addition, any incident in which personal information concerning Group customers that is in its possession is leaked or improperly accessed could decrease public confidence in the Group and adversely affect its business.

2. Management Policies

(1) Fundamental Policy

Based on the following corporate philosophy, the JAL Group, as a comprehensive air transportation company group, strives to bring customers, their cultures and their hearts closer together as it contributes to the peace and prosperity of Japan and the world. The Group also aims to rank among the world's leading air transportation company groups, while striving to maximize its corporate value for the benefit of all of its stakeholders.

Corporate philosophy

As a comprehensive air transportation company group, the JAL Group strives to bring customers, their cultures and their hearts closer together as it contributes to the peace and prosperity of Japan and the world.

(1) We will pursue safety and quality relentlessly.
(2) We will think and act from the standpoint of the customer.
(3) We will strive to maximize our enterprise value.
(4) We will endeavor to fulfill our responsibility as a corporate citizen.
(5) We will place value on diligence and the willingness to take on challenges.

(2) Targeted Principal Management Indicators

With the objective of maximizing enterprise value, the JAL Group will endeavor to increase asset efficiency and enhance profitability so as to ensure the soundness of its financial position. Our key management indicators are return on equity (ROE) and the number of years to repay interest-bearing debt from operating cash flow, for which are targets are to raise the former to more than 10% and to bring the latter down below 5 years.

(3) Medium- and Long-Term Management Strategies

In February this year the JAL Group announced its FY2007-2010 Medium-Term Revival Plan, formulated with the objectives of rebuilding of the foundation of its business and maintaining a stable level of profit.

With regard to safety in flight operations, which constitutes the very foundation of the JAL Group, in order to raise the level of safety still higher we will continue to put into action the recommendations of the Safety Advisory Group, enhancing the safety-management structure, and nurturing a safety culture. In addition, we will firmly establish

a Plan, Do, Check, Act (PDCA) inspection cycle entailing the gathering and analysis of information, the formulation and implementation of countermeasures, and then verification, and we will advance further with safety measures now in place to prevent the recurrence of problems, aiming to establish totally comprehensive preventative measures.

A priority measure for business operations is to enhance profitability through the active introduction of highly economical medium and small aircraft and the retirement of older aircraft. To that end we will address the opportunities presented by the planned increase in takeoff and landing slots at Narita International Airport from FY2009 and the re-expansion and internationalization of Tokyo International Airport (Haneda), and concentrate resources on fast-growing and highly profitable routes. In July this year the lounge in the main building of the second terminal at Narita Airport was opened after complete refurbishment, providing the largest airport lounge area -- 4,000 m^2 -- in Japan. In addition, we will seek to gain a competitive edge by providing the finest quality products and services, including by introducing a first class on domestic routes and a premium economy class on international routes in December this year. Following that, new seats are to be introduced in first class and executive class cabins on international routes in FY2008.

We will also build an efficient Group operating structure by such means as expanding the scale of operations of low-cost operators, and will take steps to raise labor productivity and implement extensive cost-cutting measures.

In addition, to concentrate management resources into the JAL Group's core air transportation business, ongoing efforts will be made to restructure related business.

In view of the fact that the improvement of the JAL Group's financial position is an urgent issue for the management, we are working to raise profitability so as to realize, at as early a date as possible, an earnings structure that will generate a steady and reliable cash flow. We are also tackling the tasks of rapidly achieving an improvement in our return on investment and making further progress in reducing the Group's debt burden. In these various ways, we are laying the groundwork for a more reliable fund procurement environment.

(4) Issues to be addressed

"Safety in flight operations is the very foundation and social responsibility of the JAL Group.

To carry out our mission of assuring safety, the management will exert its strong resolve and the employees will bear an awareness of their individual roles and responsibilities, and together we will combine our utmost knowledge and capabilities to ensure the safety and reliable operation of each and every flight."

This is the JAL Group's Safety Charter, a statement of our determination to ensure safety.

Returning to and re-appreciating the spirit of this charter, management and employees alike are taking various steps to regain people's trust in the JAL Group, and to make it possible for customers to feel safe and comfortable flying on JAL Group aircraft.

In accordance with the new Group vision that "The JAL Group is a global player bridging the world with safety, security and quality as our top priorities," all Group employees are engaged in implementing reform. Premised on the firm maintenance of the safety of flight operations, which constitutes the very foundation of the Group, we are committed to gaining an accurate understanding of what customers want and of providing services by adopting the customer's perspective, providing an ever-greater standard of comfort, convenience, and on-schedule service.

In February 2007 the JAL Group completed the formulation of its FY2007-2010 Medium-Term Revival Plan, the aim of which is to build a solid corporate fabric able to generate stable profits without excessive dependence on the expansion of revenues. As part of this, the years FY2007 to FY2009 have been designated the period for rebuilding the Group's business foundation in a way that enables it to ensure that new business opportunities lead to sustained corporate growth, prime examples being the scheduled re-expansion and internationalization of Tokyo International Airport (Haneda) and the increase in takeoff and landing slots at Narita International Airport. Core pillars of the plan include measures 1) to achieve total product competitiveness, 2) to reorganize the fleet and network, 3) to raise employee productivity, and 4) to concentrate management resources on the air transportation business.

The JAL Group recognizes that fiscal 2007 will be of crucial importance in achieving its goal of corporate revival, and the management and employees of the Group are working together to implement the various measures devised as part of our Medium-Term Revival Plan. Of the tasks being tackled, cost reduction – premised on the condition that it does not in any way hinder the achievement of our overriding objective of ensuring the safety of flight operations – will be applied to all areas of the group's operations, with nothing except safety itself treated as sacrosanct. With this concept at base, we will proceed to reform our cost structure across all our fields of operation.

With regard to personnel expenses, in addition to the 10% cut in basic wages that has been implemented since FY2006, for FY2007 we have set the target of cutting consolidated personnel expenses by ¥50 billion on a consolidated basis, and are now striving to achieve that. In the current fiscal year we have already imposed substantial curbs on employee bonuses and introduced a special early-retirement scheme for groundside managerial staff, and we will endeavor to raise productivity by such means as introducing Toyota production methods, and to reduce retirement benefit costs substantially by revising our retirement benefit programs.

The reduction of personnel is a core issue for raising productivity. Therefore, we plan to reduce the workforce by 4,300 on a consolidated basis by the end of FY2009, doing so by raising labor productivity by such means as special early-retirement schemes and by restructuring related business activities. During the current fiscal year these measures are

being implemented, and results are exceeding the plan levels.

The successful achievement of the goals of the JAL Group's ongoing Medium-Term Revival Plan is essential to the pursuit of our long-term objective of securing stable and sufficient earnings on a continuous basis. In addition, the success of the plan will also be crucial to our ability to borrow money from financial institutions or raise funds on the capital markets so as to ensure the smooth procurement of the necessary operating funds.

To enable the JAL Group to maintain its position as the most popular airline operator in Japan, as well as a popular airline group among customers overseas, we will be enhancing both our domestic and international service networks, and will be devoting our utmost efforts to the development and further improvement of services created with the customer's perspective in mind.

In addition, we will repay the confidence held in us by our stakeholders by means of vigorous dedication to fulfilling our corporate social responsibilities, including by means of environmental activities and other activities that contribute to the community.

Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Interim Financial Information

For the six months ended September 30, 2007 and 2006
and the year ended March 31, 2007

1. Consolidated Financial Highlights

(Amounts of less than one million yen have been omitted.)

(1) Consolidated Operating Results for the Six Months Ended September 30, 2007 (FH07) and September 30, 2006 (FH06) and the Year Ended March 31, 2007 (FY06)

(Millions of yen except for per share information)

(i) Operating revenues:	FH07	¥1,142,933	(-0.6%)
	FH06	¥1,150,002	(3.4%)
	FY06	¥2,301,915	
(ii) Operating income:	FH07	¥ 56,652	(594.3%)
	FH06	¥ 8,160	(-48.3%)
	FY06	¥ 22,917	
(iii) Ordinary income:	FH07	¥ 58,723	(–)
	FH06	¥ 5,335	(-45.5%)
	FY06	¥ 20,576	
(iv) Net income (loss):	FH07	¥ 7,309	(383.9%)
	FH06	¥ 1,510	(–)
	FY06	¥ (16,267)	
(v) Net income (loss) per share:	FH07	¥ 2.68	
	FH06	¥ 0.66	
	FY06	¥ (6.52)	
(vi) Diluted net income per share:	FH07	¥ 2.63	
	FH06	¥ 0.60	
	FY06	¥ –	

Note 1. Equity in earnings of affiliates:

September 30, 2007	¥ 1,442
September 30, 2006	¥ 1,030
March 31, 2007	¥ 2,481

(2) Consolidated Financial Position at September 30, 2007 (FH07), September 30, 2006 (FH06) and March 31, 2007 (FY06)

(Millions of yen except for per share information)

(i)	Total assets:	FH07	¥2,096,455
		FH06	¥2,261,305
		FY06	¥2,091,233
(ii)	Net assets:	FH07	¥ 334,581
		FH06	¥ 360,031
		FY06	¥ 331,873
(iii)	Net assets ratio excluding minority interests:	FH07	15.0%
		FH06	14.8%
		FY06	14.9%
(iv)	Net assets per share excluding minority interests:	FH07	¥ 115.02
		FH06	¥ 122.20
		FY06	¥ 113.97

Note 1. Net assets excluding minority interests:

September 30, 2007	¥ 313,951
September 30, 2006	¥ 333,547
March 31, 2007	¥ 311,087

(3) Consolidated Cash Flows for the Six Months Ended September 30, 2007 (FH07) and September 30, 2006 (FH06) and the Year Ended March 31, 2007 (FY06)

(Millions of yen)

(i)	Net cash provided by operating activities:	FH07	¥ 109,143
		FH06	¥ 72,546
		FY06	¥ 127,748
(ii)	Net cash used in investing activities:	FH07	¥ (27,386)
		FH06	¥ (42,081)
		FY06	¥ (56,216)
(iii)	Net cash (used in) provided by financing activities:	FH07	¥ (49,288)
		FH06	¥ 87,347
		FY06	¥ (53,007)
(iv)	Cash and cash equivalents at end of the period:	FH07	¥ 225,156
		FH06	¥ 290,488
		FY06	¥ 191,381

2. Dividends

Annual dividends per share:	FY06	¥ 0.00
	FY07	¥ 0.00
	FY07 (forecast)	¥ 0.00

3. Consolidated Financial Forecast for the Year Ending March 31, 2008

(1)	Operating revenues:	¥2,238,000 million	(-2.8%)
(2)	Operating income:	¥ 48,000 million	(109.4%)
(3)	Ordinary income:	¥ 44,000 million	(113.8%)
(4)	Net income:	¥ 7,000 million	(–)
(5)	Net income per share:	¥ 2.56	

4. Other Information

(1) Significant changes in scope of consolidation

Not applicable.

(2) Changes in accounting policy

(i) Changes due to revision or application of accounting standard

Changes in accounting policy were made for the six months ended September 30, 2007.

(ii) Other changes

Not applicable.

(3) Number of shares in issue

Note 1. Number of shares in issue including common stock in treasury at end of the period:

September 30, 2007	2,732,383,250
September 30, 2006	2,732,383,250
March 31, 2007	2,732,383,250

Note 2. Number of shares of common stock in treasury at end of the period:

September 30, 2007	2,954,734
September 30, 2006	2,820,440
March 31, 2007	2,934,602

Non-Consolidated Financial Highlights (Reference Information)

(Amounts of less than one million yen have been omitted.)

1. Non-Consolidated Operating Results

(Millions of yen except for per share information)

(1)	Operating revenues:	FH07	¥	7,570	(-52.4%)
		FH06	¥	15,920	(1.2%)
		FY06	¥	21,808	
(2)	Operating income:	FH07	¥	198	(-97.7%)
		FH06	¥	8,562	(1.6%)
		FY06	¥	8,594	
(3)	Ordinary income:	FH07	¥	262	(-96.9%)
		FH06	¥	8,506	(1.4%)
		FY06	¥	8,573	
(4)	Net income:	FH07	¥	190	(-97.7%)
		FH06	¥	8,392	(2.8%)
		FY06	¥	8,742	
(5)	Net income per share:	FH07	¥	0.07	
		FH06	¥	3.66	
		FY06	¥	3.50	

2. Non-Consolidated Financial Position

(Millions of yen except for per share information)

(1)	Total assets:	FH07	¥	973,641
		FH06	¥	1,015,926
		FY06	¥	927,700
(2)	Net assets:	FH07	¥	294,076
		FH06	¥	293,493
		FY06	¥	293,953
(3)	Net assets ratio:	FH07		30.2%
		FH06		28.9%
		FY06		31.7%
(4)	Net assets per share:	FH07	¥	107.73
		FH06	¥	107.50
		FY06	¥	107.67

Note 1. Net assets excluding share subscription rights:

September 30, 2007	¥	294,076
September 30, 2006	¥	293,493
March 31, 2007	¥	293,953

Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method

Japan Airlines Corporation owns 247 subsidiaries and currently consolidates 143 subsidiaries, including the following principal subsidiaries:

JAPAN AIRLINES INTERNATIONAL CO., LTD.
JAPAN ASIA AIRWAYS CO., LTD.
JAPAN TRANS OCEAN AIR CO., LTD.
JALWAYS CO., LTD.
JAL EXPRESS CO., LTD.
JAPAN AIR COMMUTER CO., LTD.
AGP CORPORATION
JALPAK CO., LTD.
JAL TOURS CO., LTD.
JAL HOTELS COMPANY LTD.

The number of unconsolidated subsidiaries is currently 104 and the number of affiliates is currently 85, including 19 companies which are accounted for by the equity method.

Changes in the scope of consolidation and adoption of the equity method are summarized as follows:

Consolidation:

Increase - 1 CHUBU SKY SUPPORT CO., LTD. (*1)

(*1) Became material and the shares in the above company were purchased

Equity method:

Decrease - 1 JAMCO CORPORATION (*2)

(*2) The shares in the above company were sold

Japan Airlines Corporation and Consolidated Subsidiaries

Comparative Consolidated Balance Sheets

At March 31, 2007, September 30, 2007 and September 30, 2006

	March 31, 2007	September 30, 2007	Change	September 30, 2006
		(Millions of yen)		
Assets				
I. Current assets:				
Cash and time deposits	¥ 198,933	¥ 226,591	¥27,658	¥ 295,188
Notes and accounts receivable – trade	262,564	283,001	20,436	283,118
Short-term investments in securities	13,234	12,791	(443)	8,000
Supplies	82,881	89,191	6,310	85,821
Deferred income taxes	2,549	2,273	(275)	2,503
Other current assets	150,156	115,370	(34,786)	162,160
Allowance for bad debts	(3,008)	(2,561)	447	(2,947)
Total current assets	707,311	726,658	19,347	833,846
II. Fixed assets:				
Tangible fixed assets:				
Buildings and structures	174,019	167,072	(6,946)	190,746
Machinery, equipment and vehicles	31,532	33,943	2,410	31,140
Flight equipment	742,545	729,824	(12,721)	770,618
Land	42,773	42,103	(670)	53,505
Construction in progress	105,418	116,033	10,615	71,927
Other tangible fixed assets	20,101	19,025	(1,076)	20,252
Total tangible fixed assets	1,116,391	1,108,003	(8,388)	1,138,191
Intangible fixed assets:				
Software	75,440	76,817	1,377	71,547
Other intangible fixed assets	1,566	1,283	(283)	1,658
Total intangible fixed assets	77,007	78,100	1,093	73,205
Investments:				
Investments in securities	66,561	66,213	(347)	78,071
Long-term loans receivable	13,580	12,956	(623)	14,221
Deferred income taxes	7,751	7,090	(660)	44,114
Other investments	104,344	99,298	(5,045)	81,192
Allowance for bad debts	(2,382)	(2,387)	(4)	(2,366)
Total investments	189,853	183,171	(6,682)	215,233
Total fixed assets	1,383,253	1,369,275	(13,977)	1,426,629
III. Deferred charges:				
Stock issuance expenses	669	520	(148)	825
Bond issuance expenses	–	–	–	3
Total deferred charges	669	520	(148)	828
Total assets	¥2,091,233	¥2,096,455	¥ 5,221	¥2,261,305

	March 31, 2007	September 30, 2007	Change	September 30, 2006
		(Millions of yen)		
Liabilities				
I. Current liabilities:				
Accounts payable – trade	¥ 263,885	¥ 278,414	¥ 14,528	¥ 265,330
Short-term borrowings	4,810	2,559	(2,251)	5,069
Current portion of bonds	70,000	38,000	(32,000)	80,000
Current portion of long-term loans	110,549	117,491	6,941	109,351
Accrued income taxes	5,172	17,005	11,833	6,582
Reserve for loss on antitrust litigation	–	11,543	11,543	–
Deferred income taxes	16,585	12,129	(4,456)	10,080
Other current liabilities	188,792	211,934	23,141	205,380
Total current liabilities	659,796	689,076	29,280	681,796
II. Non-current liabilities:				
Bonds	130,229	112,229	(18,000)	230,000
Long-term loans	705,957	703,892	(2,064)	744,675
Accrued pension and severance costs	129,061	129,627	565	132,821
Deferred income taxes	9,012	10,334	1,322	937
Other non-current liabilities	125,303	116,714	(8,589)	111,043
Total non-current liabilities	1,099,563	1,072,797	(26,766)	1,219,477
Total liabilities	1,759,360	1,761,874	2,513	1,901,273
Net assets				
I. Stockholders' equity:				
Common stock	174,250	174,250	–	174,250
Capital surplus	79,096	79,089	(6)	79,105
Retained earnings	24,776	32,016	7,239	43,228
Common stock in treasury, at cost	(887)	(872)	14	(871)
Total stockholders' equity	277,235	284,484	7,248	295,712
II. Valuation, translation and other:				
Net unrealized gain on investments in securities, net of taxes	3,557	5,483	1,925	3,541
Net unrealized gain on hedging instruments, net of taxes	35,314	26,808	(8,506)	40,244
Translation adjustments	(5,020)	(2,823)	2,196	(5,950)
Total valuation, translation and other	33,851	29,467	(4,384)	37,834
III. Minority interests	20,785	20,629	(156)	26,484
Total net assets	331,873	334,581	2,707	360,031
Total liabilities and net assets	¥2,091,233	¥2,096,455	¥ 5,221	¥2,261,305

Japan Airlines Corporation and Consolidated Subsidiaries

Comparative Consolidated Statements of Operations

For the six months ended September 30, 2006 and 2007
and the year ended March 31, 2007

	Six months ended September 30, 2006	Six months ended September 30, 2007	Change	Year ended March 31, 2007
	(Millions of yen)			
Operating revenues	¥1,150,002	¥1,142,933	¥ (7,069)	¥2,301,915
Cost of operating revenues	947,530	902,868	(44,661)	1,885,211
Gross profit	202,471	240,064	37,592	416,703
Selling, general and administrative expenses	194,311	183,412	(10,899)	393,785
Operating income	8,160	56,652	48,492	22,917
Non-operating income:				
Interest income	1,397	2,526	1,129	3,471
Dividend income	1,017	1,515	497	2,470
Equity in earnings of affiliates	1,030	1,442	412	2,481
Exchange gain, net	7,621	10,327	2,705	18,036
Other non-operating income	3,289	3,923	634	7,374
Total non-operating income	14,356	19,736	5,379	33,834
Non-operating expenses:				
Interest expense	9,614	10,034	419	19,068
Loss on sales and disposal of flight equipment	5,153	5,507	354	12,257
Other non-operating expenses	2,412	2,123	(289)	4,849
Total non-operating expenses	17,181	17,665	483	36,175
Ordinary income	5,335	58,723	53,387	20,576
Extraordinary profit:				
Gain on sales of fixed assets	1,365	–	(1,365)	8,822
Gain on sales of investments in securities	9,046	5,568	(3,477)	34,338
Gain recognized upon separation of substitutional portion of benefit obligation of welfare pension fund plan	1,519	–	(1,519)	–
Gain on sale of a partnership	–	1,429	1,429	–
Other extraordinary profit	834	1,192	358	9,251
Total extraordinary profit	12,766	8,191	(4,575)	52,413
Extraordinary loss:				
Loss on sales and disposal of fixed assets	1,186	–	(1,186)	3,546
Special termination benefits	1,764	12,403	10,638	8,517
Loss on partial termination of defined benefit plan	2,199	–	(2,199)	2,291
Loss on impairment of fixed assets	–	9,396	9,396	2,600
Provision of reserve for loss on antitrust litigation	–	11,543	11,543	–
Other extraordinary loss	573	7,218	6,644	3,976
Total extraordinary loss	5,724	40,560	34,835	20,933
Income before income taxes and minority interests	12,376	26,353	13,976	52,055
Income taxes – current	5,865	16,177	10,311	9,953
Income taxes – deferred	3,356	2,349	(1,007)	54,424
Minority interests	(1,644)	(518)	1,125	(3,945)
Net income (loss)	¥ 1,510	¥ 7,309	¥ 5,798	¥ (16,267)

Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2006

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings (accumulated deficit)	Common stock in treasury, at cost	Total stockholders' equity
			(Millions of yen)		
Balance at March 31, 2006	¥100,000	¥ 136,145	¥ (90,186)	¥(892)	¥145,065
Changes during the six months ended September 30, 2006:					
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		(131,274)	131,274		–
Issuance of common stock	74,250	74,250			148,500
Net income for the six months ended September 30, 2006			1,510		1,510
Purchases of common stock in treasury				(63)	(63)
Sales of common stock in treasury		(14)		85	70
Changes in scope of consolidation and application of equity method			656		656
Bonuses to directors and statutory auditors			(26)		(26)
Changes other than stockholders' equity, net					
Total changes	74,250	(57,039)	133,414	21	150,646
Balance at September 30, 2006	¥174,250	¥ 79,105	¥ 43,228	¥(871)	¥295,712

	Valuation, translation and other					
	Net unrealized gain on investments in securities, net of taxes	Net unrealized gain on hedging instruments, net of taxes	Translation adjustments	Total valuation, translation and other	Minority interests	Total net assets
			(Millions of yen)			
Balance at March 31, 2006	¥ 8,777	¥ –	¥(5,776)	¥ 3,000	¥27,449	¥175,515
Changes during the six months ended September 30, 2006:						
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit						–
Issuance of common stock						148,500
Net income for the six months ended September 30, 2006						1,510
Purchases of common stock in treasury						(63)
Sales of common stock in treasury						70
Changes in scope of consolidation and application of equity method						656
Bonuses to directors and statutory auditors						(26)
Changes other than stockholders' equity, net	(5,236)	40,244	(173)	34,834	(965)	33,869
Total changes	(5,236)	40,244	(173)	34,834	(965)	184,515
Balance at September 30, 2006	¥ 3,541	¥40,244	¥(5,950)	¥37,834	¥26,484	¥360,031

Consolidated Statements of Changes in Net Assets (continued)

For the six months ended September 30, 2007

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Common stock in treasury, at cost	Total stockholders' equity
	(Millions of yen)				
Balance at March 31, 2007	¥174,250	¥79,096	¥24,776	¥(887)	¥277,235
Changes during the six months ended September 30, 2007:					
Net income for the six months ended September 30, 2007			7,309		7,309
Changes in scope of application of the equity method			(69)	13	(55)
Changes in ownership interests in affiliates accounted for by the equity method				44	44
Purchases of common stock in treasury				(84)	(84)
Sales of common stock in treasury		(6)		41	34
Changes other than stockholders' equity, net					
Total changes	–	(6)	7,239	14	7,248
Balance at September 30, 2007	¥174,250	¥79,089	¥32,016	¥(872)	¥284,484

	Valuation, translation and other					
	Net unrealized gain on investments in securities, net of taxes	Net unrealized gain on hedging instruments, net of taxes	Translation adjustments	Total valuation, translation and other	Minority interests	Total net assets
	(Millions of yen)					
Balance at March 31, 2007	¥3,557	¥35,314	¥(5,020)	¥33,851	¥20,785	¥331,873
Changes during the six months ended September 30, 2007:						
Net income for the six months ended September 30, 2007						7,309
Changes in scope of application of the equity method						(55)
Changes in ownership interests in affiliates accounted for by the equity method						44
Purchases of common stock in treasury						(84)
Sales of common stock in treasury						34
Changes other than stockholders' equity, net	1,925	(8,506)	2,196	(4,384)	(156)	(4,540)
Total changes	1,925	(8,506)	2,196	(4,384)	(156)	2,707
Balance at September 30, 2007	¥5,483	¥26,808	¥(2,823)	¥29,467	¥20,629	¥334,581

Consolidated Statements of Changes in Net Assets (continued)

For the year ended March 31, 2007

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings (accumulated deficit)	Common stock in treasury, at cost	Total stockholders' equity
			(Millions of yen)		
Balance at March 31, 2006	¥100,000	¥ 136,145	¥ (90,186)	¥(892)	¥145,065
Changes during the year ended March 31, 2007:					
Issuance of common stock	74,250	74,250			148,500
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		(131,274)	131,274		–
Bonuses to directors and statutory auditors			(26)		(26)
Net loss for the year ended March 31, 2007			(16,267)		(16,267)
Purchases of common stock in treasury				(131)	(131)
Sales of common stock in treasury		(24)		129	105
Changes in scope of consolidation and application of equity method			(17)	8	(9)
Changes other than stockholders' equity, net					
Total changes	74,250	(57,048)	114,962	5	132,169
Balance at March 31, 2007	¥174,250	¥ 79,096	¥ 24,776	¥(887)	¥277,235

	Valuation, translation and other					
	Net unrealized gain on investments in securities, net of taxes	Net unrealized gain on hedging instruments, net of taxes	Translation adjustments	Total valuation, translation and other	Minority interests	Total net assets
			(Millions of yen)			
Balance at March 31, 2006	¥ 8,777	¥ –	¥(5,776)	¥ 3,000	¥27,449	¥175,515
Changes during the year ended March 31, 2007:						
Issuance of common stock						148,500
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit						–
Bonuses to directors and statutory auditors						(26)
Net loss for the year ended March 31, 2007						(16,267)
Purchases of common stock in treasury						(131)
Sales of common stock in treasury						105
Changes in scope of consolidation and application of equity method						(9)
Changes other than stockholders' equity, net	(5,219)	35,314	756	30,851	(6,664)	24,187
Total changes	(5,219)	35,314	756	30,851	(6,664)	156,357
Balance at March 31, 2007	¥ 3,557	¥35,314	¥(5,020)	¥33,851	¥20,785	¥331,873

Japan Airlines Corporation and Consolidated Subsidiaries

Comparative Consolidated Statements of Cash Flows

For the six months ended September 30, 2006 and 2007 and the year ended March 31, 2007

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
		(Millions of yen)	
Operating activities			
Income before income taxes and minority interests	¥ 12,376	¥ 26,353	¥ 52,055
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	58,973	58,106	117,561
Gain and loss on sales of, and loss on revaluation of, short-term investments in securities and investments in securities, net	(8,934)	(5,408)	(34,028)
Loss on sales of, and loss on disposal of, fixed assets and loss on impairment of fixed assets, net	4,639	15,112	8,459
Net provision for accrued pension and severance costs	(7,071)	559	(10,308)
Interest and dividend income	(2,414)	(4,041)	(5,941)
Interest expense	9,614	10,034	19,068
Exchange (gain) loss, net	(173)	(702)	166
Equity in earnings of affiliates	(1,030)	(1,442)	(2,481)
Increase in notes and accounts receivable – trade	(45,561)	(19,909)	(32,437)
Increase in supplies	(2,182)	(6,292)	813
Increase in accounts payable – trade	27,711	13,762	33,592
Other	35,172	31,495	486
Subtotal	81,119	117,625	147,005
Interest and dividends received	2,484	4,294	6,982
Interest paid	(9,401)	(9,287)	(19,154)
Income taxes paid	(1,655)	(3,489)	(7,085)
Net cash provided by operating activities	72,546	109,143	127,748
Investing activities			
Purchases of time deposits	(5,200)	(887)	(8,751)
Proceeds from maturity of time deposits	160	7,668	1,121
Purchases of fixed assets	(66,032)	(86,195)	(153,251)
Proceeds from sales of fixed assets	24,769	39,333	54,697
Purchases of short-term investments in securities	–	–	(11,759)
Proceeds from sales and maturity of short-term investments in securities	–	–	6,039
Purchases of investments in securities	(5,553)	(1,864)	(5,126)
Proceeds from sales and maturity of investments in securities	10,271	13,130	43,146
(Payments for) proceeds from sales of consolidated subsidiaries resulting in change in scope of consolidation	(1,564)	–	9,552
Loans receivable made	(785)	(772)	(2,051)
Collection of loans receivable	3,558	2,003	4,799
Proceeds from business transfer of a subsidiary	–	–	4,944
Other	(1,706)	198	423
Net cash used in investing activities	(42,081)	(27,386)	(56,216)

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
		(Millions of yen)	
Financing activities			
(Decrease) increase in short-term borrowings, net	¥ (1,535)	¥ (2,246)	¥ 2,556
Proceeds from long-term loans	1,102	61,080	22,122
Repayment of long-term loans	(58,681)	(56,812)	(112,815)
Proceeds from issuance of common stock	147,990	–	147,607
Redemption of bonds	–	(50,000)	(109,771)
Dividends paid to stockholders	(9)	(3)	(18)
Dividends paid to minority interests	(546)	(260)	(584)
Other	(971)	(1,044)	(2,106)
Net cash provided by (used in) financing activities	87,347	(49,288)	(53,007)
Effect of exchange rate changes on cash and cash equivalents	233	1,307	414
Net increase in cash and cash equivalents	118,045	33,775	18,937
Cash and cash equivalents at beginning of period	172,132	191,381	172,132
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation	310	–	310
Cash and cash equivalents at end of period	¥290,488	¥225,156	¥ 191,381
Reconciliation between cash and time deposits and cash and cash equivalents			
Cash and time deposits	¥295,188	¥226,591	¥ 198,933
Time deposits with original maturity of more than three months	(6,737)	(2,621)	(9,329)
Marketable securities with original maturity of three months or less	2,101	1,186	1,777
Current account overdraft included in short-term borrowings	(63)	–	–
Cash and cash equivalents at end of period	¥290,488	¥225,156	¥ 191,381

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines Corporation (the "Company") and its consolidated domestic subsidiaries maintain their accounting records and prepare their interim financial statements in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and its consolidated foreign subsidiaries, in conformity with those of their countries of domicile. The accompanying consolidated interim financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than Japan.

Amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated interim financial statements do not necessarily agree with the sum of the individual amounts.

b. Principles of consolidation and accounting for investments in affiliates

The consolidated interim financial statements include the accounts of the Company and all significant subsidiaries controlled directly or indirectly by the Company. All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions have been eliminated.

The balance sheet date of 24 of the consolidated subsidiaries is June 30, 2007, and for 1 consolidated subsidiary, it is August 31, 2007. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from July 1, 2007 through September 30, 2007 and the period from September 1, 2007 through September 30, 2007 have been adjusted, if necessary.

Investments in significant affiliates are accounted for by the equity method.

The assets and liabilities of newly consolidated subsidiaries are stated at fair value as of their respective acquisition dates. The differences between the cost and the fair value of net equity in the net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of 5 years.

c. Cash equivalents

Cash equivalents are defined as highly liquid, short-term investments with an original maturity of 3 months or less.

d. Inventories

Inventories are principally stated at cost based on the moving average method.

e. Securities

Marketable securities classified as other securities are carried at fair value with any unrealized gain or loss reported as a separate component of net assets, net of taxes. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined principally by the moving average method.

f. Derivatives

Derivatives positions are stated at fair value.

g. Tangible and intangible fixed assets

Tangible fixed assets

Aircraft, spare engines and spare parts	– The straight-line method or the declining-balance method based on their estimated useful lives

Japan Airlines International Co., Ltd. ("JALI," which is a consolidated subsidiary of the Company) has adopted new estimated useful lives for certain aircraft, resulting from a review of the useful lives and residual value of aircraft for which sales contracts are certain to be entered into. As a result of the adoption of these new useful lives, income before income taxes and minority interests decreased by ¥2,024 million for the six months ended September 30, 2007 from the amount which would have been recorded under the previous method.

Other tangible fixed assets:

Japan Airlines International Co., Ltd.	– The straight-line method based on their estimated useful lives
Other companies	– Principally the declining-balance method based on their estimated useful lives

1. **Summary of Significant Accounting Policies (continued)**

g. Tangible and intangible fixed assets (continued)

Changes in Accounting Policy

Effective April 1, 2007, the Company and most domestic consolidated subsidiaries have changed their method of depreciation based on an amendment to the Corporation Tax Law of Japan for tangible fixed assets acquired on or after April 1, 2007. The impact on operating income, ordinary income and income before income taxes and minority interests was immaterial for the six months ended September 30, 2007.

Effective April 1, 2007, the Company and most domestic consolidated subsidiaries have changed their method of depreciation based on an amendment to the Corporation Tax Law of Japan for tangible fixed assets acquired on or prior to March 31, 2007. Such tangible fixed assets are to be depreciated based on the difference between the equivalent of 5% of acquisition cost and memorandum value over a period of 5 years once they have been fully depreciated to the limits of their respective depreciable amounts effective April 1, 2007. The impact on operating income, ordinary income and income before income taxes and minority interests was immaterial.

Intangible fixed assets – The straight-line method based on their estimated useful lives

h. Deferred charges

Stock issuance expenses are capitalized and are being amortized over a period of 3 years.

i. Accrued pension and severance costs

To provide for employees' severance indemnities, net periodic pension cost is accounted for based on the projected benefit obligation and the plan assets.

The unrecognized obligation at transition is being amortized by the straight-line method principally over a period of 15 years. However, JALI introduced a revised pension scheme under which employees have the option to change a portion of their existing lump-sum payment of retirement benefits to a defined contribution plan or to an early payment scheme on October 1, 2005. The portion of the unrecognized obligation at transition which relates to reducing the benefit obligation by the introduction of the option referred to above is being amortized by the straight-line method over a period of 8 years in accordance with Paragraph 15, "Transitional Arrangement," of "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standards Board of Japan Implementation Guidance No. 1). The adjustment for actuarial assumptions is being amortized by the straight-line method over a period ranging from 5 to 15 years, which is less than the average remaining years of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded. Past service cost is principally charged to income as incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

1. Summary of Significant Accounting Policies (continued)

i. Accrued pension and severance costs (continued)

On March 15, 2007, JALI received approval from the Minister of Health, Labour and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the Welfare Pension Fund Plan (WPFP). At September 30, 2007, the estimated amount of pension assets to be transferred was ¥69,566 million. The potential effect for the six months ended September 30, 2007, estimated as if the transfer of pension assets had been made as of the same date, in accordance with paragraph 44-2 of "Practical Guidelines on Retirement Benefit Accounting (Interim Report)," Report No. 13 of the Accounting System Committee of the Japanese Institute of Certified Public Accountants, would have been to increase extraordinary loss by ¥1,452 million.

On April 10, 2007, Airport Ground Service Pension Fund consisting of JAL Ground Service Co., Ltd. and JAL Ground Service Kansai Co., Ltd. received approval from the Minister of Health, Labour and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP. As a result, operating income, ordinary income and income before income taxes and minority interests increased by ¥50 million for the six months ended September 30, 2007. At September 30, 2007, the estimated amount of pension assets to be transferred was ¥15,798 million. The potential effect for the six months ended September 30, 2007, estimated as if the transfer of pension assets had been made as of the same date, in accordance with paragraph 44-2 of "Practical Guidelines on Retirement Benefit Accounting (Interim Report)," Report No. 13 of the Accounting System Committee of the Japanese Institute of Certified Public Accountants, would have been to increase extraordinary profit by ¥8,525 million.

A certain consolidated subsidiary changed their method of accounting for the projected benefit obligation from simplified methods to the standard method. As a result, an extraordinary loss of ¥370 million was recorded as the resulting difference in computation for the six months ended September 30, 2007.

j. Allowance for bad debts

The allowance for bad debts on certain receivables is provided at the estimated unrecoverable amount. The allowance for bad debts on other receivables is provided based on the historical rate of losses on receivables.

1. **Summary of Significant Accounting Policies (continued)**

k. Reserve for loss on antitrust litigation

JALI is alleged to have been involved in anti-competitive practices such as price-fixing and collusion with several international cargo operators and its cargo operation office in Frankfurt was investigated by the European Union antitrust authorities on February 14, 2006. On the same date, the U.S. Department of Justice inspected JALI's cargo operation office in New York. In relation to the investigation of alleged anti-competitive practices, certain air cargo customers have filed several class action lawsuits in the U.S. against international cargo operators including JALI claiming that alleged price-fixing practices have damaged their interests and such practices should be injuncted. The plaintiffs are seeking unspecified treble damages, unspecified injuctive relief, and costs and attorneys' fees, however, no specific amounts of damages or compensation have been claimed in these class action proceedings. In Canada and Australia, several class action lawsuits have been filed.

Investigations by the authorities of a number of jurisdictions, which include, but may not be limited to, the European Union, the United States, Canada, Switzerland and Australia, are still ongoing. The reserve for loss on antitrust litigation is provided at the estimated amount of contingent losses which are expected to be incurred as a result of the outcome of the U.S. criminal investigation. However, the estimated amount may change as the lawsuits progress.

l. Foreign currency accounts

Foreign currency receivables and payables are translated into yen at the applicable exchange rates in effect at the end of the period and any gain or loss on translation is included in current earnings.

Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method into yen at the applicable exchange rates at the end of the period are presented in minority interests and as a separate component of net assets.

m. Leases

As lessee

The Company and consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. Capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

1. Summary of Significant Accounting Policies (continued)

n. Hedge accounting

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.

Foreign currency receivables and payables are translated at the applicable forward foreign exchange rates if certain conditions are met.

The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

o. Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

p. Income taxes

The Company and certain domestic subsidiaries have adopted the Japanese consolidated corporate tax return system.

2. Other Information

a. Accumulated depreciation at September 30, 2006, September 30, 2007 and March 31, 2007 amounted to ¥1,558,027 million, ¥1,451,906 million and ¥1,497,366 million, respectively.

b. At September 30, 2006, September 30, 2007 and March 31, 2007, contingent liabilities for guarantees amounted to ¥16,186 million, ¥4,894 million and ¥5,187 million, respectively. In addition, at September 30, 2006, September 30, 2007 and March 31, 2007, contingent liabilities for commitments to guarantees, keep-well agreements and other amounted to ¥579 million, ¥432 million and ¥507 million, respectively.

   JALI is alleged to have been involved in anti-competitive practices such as price-fixing and collusion with several international cargo operators and its cargo operation office in Frankfurt was investigated by the European Union antitrust authorities on February 14, 2006. On the same date, the U.S. Department of Justice inspected JALI's cargo operation office in New York. In relation to the investigation of alleged anti-competitive practices, certain air cargo customers have filed several class action lawsuits in the U.S. against international cargo operators including JALI claiming that alleged price-fixing practices have damaged their interests and such practices should be injuncted. The plaintiffs are seeking unspecified treble damages, unspecified injuctive relief, and costs and attorneys' fees, however, no specific amounts of damages or compensation have been claimed in these class action proceedings. In Canada and Australia, several class action lawsuits have been filed. Management of the Company holds the view that investigations and class action lawsuits on alleged anti-competitive practices could have a material impact on the results of operations of the Company and the group and the reserve for loss on antitrust litigation is provided at the estimated amount of contingent losses as a result of the outcome of the U.S. criminal investigation case. In other cases, however, management is unable to estimate the possible outcomes of the ongoing investigations and class action lawsuits reasonably at this stage since investigations by the authorities of a number of jurisdictions, which include, but may not be limited to, the European Union, the United States, Canada, Switzerland and Australia, are still ongoing.

c. At September 30, 2006, September 30, 2007 and March 31, 2007, assets pledged as collateral amounted to ¥799,439 million, ¥850,811 million and ¥847,378 million, respectively. Furthermore, shares of certain consolidated subsidiaries were pledged as collateral at September 30, 2006, September 30, 2007 and March 31, 2007. In addition, at September 30, 2006, September 30, 2007 and March 31, 2007, collateralized indebtedness amounted to ¥460,937 million, ¥460,587 million and ¥428,493 million, respectively.

   In addition, future rental expenses under operating leases with collateral amounted to ¥9,269 million and ¥7,592 million at September 30, 2007 and March 31, 2007, respectively.

2. Other Information (continued)

d. Note to consolidated statements of changes in net assets

The number of shares of stock in issue and common stock in treasury were as follows:

	Six months ended September 30, 2006			
	At March 31, 2006	Increase	Decrease	At September 30, 2006
		(Thousands of shares)		
Number of shares of stock in issue:				
Common stock	1,982,383	750,000	–	2,732,383
Number of shares of common stock in treasury:				
Common stock	2,863	243	286	2,820

The number of shares of common stock in issue increased by 700,000 thousand shares because of a public offering and by 50,000 thousand shares because of an allocation of shares of common stock to a third party.

The increase in common stock in treasury of 243 thousand shares during the current period resulted from the Company's purchase of 241 thousand odd-lot shares of less than one unit at the request of the stockholders and purchases of the equivalent of 1 thousand shares by affiliates accounted for by the equity method. The decrease in shares of common stock in treasury during the current period resulted from sales of such odd-lot shares at the request of the stockholders.

	Six months ended September 30, 2007			
	At March 31, 2007	Increase	Decrease	At September 30, 2007
		(Thousands of shares)		
Number of shares of stock in issue:				
Common stock	2,732,383	–	–	2,732,383
Number of shares of common stock in treasury:				
Common stock	2,934	355	335	2,954

2. Other Information (continued)

d. Note to consolidated statement of changes in net assets (continued)

The increase in common stock in treasury of 355 thousand shares during the current period resulted from the Company's purchase of 355 thousand odd-lot shares of less than one unit at the request of the stockholders. The decrease in common stock in treasury of 335 thousand shares during the current period resulted from the Company's sales of 147 thousand odd-lot shares of less than one unit at the request of the stockholders, decrease of the equivalent of 52 thousand shares arising from changes in the scope of application of the equity method and a decrease of the equivalent of 135 thousand shares arising from a decrease in ownership interests in affiliates accounted for by the equity method.

	Year ended March 31, 2007			
	At March 31, 2006	Increase	Decrease	At March 31, 2007
		(Thousands of shares)		
Number of shares of stock in issue:				
Common stock	1,982,383	750,000	–	2,732,383
Number of shares of common stock in treasury:				
Common stock	2,863	534	464	2,934

The number of shares of common stock in issue increased by 700,000 thousand shares because of a public offering and by 50,000 thousand shares because of an allocation of shares of common stock to a third party.

The increase in common stock in treasury of 534 thousand shares during the current year resulted from the Company's purchase of 531 thousand odd-lot shares of less than one unit at the request of the stockholders, purchases of the equivalent of 3 thousand shares by affiliates accounted for by the equity method and an increase of the equivalent of 0 thousand shares arising from an increase in ownership interests in affiliates accounted for by the equity method. The decrease in common stock in treasury of 464 thousand shares during the current year resulted from the Company's sales of 438 thousand odd-lot shares of less than one unit at the request of the stockholders and a decrease of the equivalent of 25 thousand shares arising from changes in the scope of application of the equity method.

3. Fair Value of Securities

The components of unrealized gain or loss on marketable securities classified as other securities at September 30, 2006, September 30, 2007 and March 31, 2007 are summarized as follows:

	September 30, 2006		
	Acquisition costs	Carrying value	Net unrealized gain (loss)
		(Millions of yen)	
Stocks	¥13,083	¥18,780	¥5,697
Bonds	117	108	(8)
Other	5,711	5,715	4
	¥18,912	¥24,604	¥5,692

	September 30, 2007		
	Acquisition costs	Carrying value	Net unrealized gain (loss)
		(Millions of yen)	
Stocks	¥9,633	¥18,963	¥9,330
Bonds	1,496	1,496	0
Other	10,130	9,846	(283)
	¥21,259	¥30,306	¥9,046

	March 31, 2007		
	Acquisition costs	Carrying value	Net unrealized gain (loss)
		(Millions of yen)	
Stocks	¥10,344	¥16,161	¥5,817
Bonds	1,492	1,491	(0)
Other	9,883	9,739	(144)
	¥21,720	¥27,392	¥5,672

Non-marketable securities classified as other securities at September 30, 2006, September 30, 2007 and March 31, 2007 amounted to ¥30,272 million, ¥18,984 million and ¥19,536 million, respectively.

4. Leases

As lessee

The following *pro forma* amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of September 30, 2006, September 30, 2007 and March 31, 2007 and the related depreciation and interest expense for the six months ended September 30, 2006 and 2007 and the year ended March 31, 2007, which would have been reflected in the consolidated balance sheets and the related consolidated statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	September 30, 2006		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥596,553	¥17,431	¥613,985
Less accumulated depreciation	206,232	9,730	215,962
Net book value	¥390,321	¥ 7,700	¥398,022

	September 30, 2007		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥610,586	¥19,600	¥630,187
Less accumulated depreciation	258,727	12,109	270,837
Net book value	¥351,858	¥ 7,490	¥359,349

	March 31, 2007		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥605,522	¥18,174	¥623,696
Less accumulated depreciation	232,148	10,869	243,017
Net book value	¥373,374	¥ 7,305	¥380,679

4. Leases (continued)

As lessee (continued)

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
		(Millions of yen)	
Depreciation expense	¥26,781	¥28,459	¥54,821
Interest expense	¥ 2,527	¥ 2,506	¥ 5,090

No impairment loss has been recognized on the leased property for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007.

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥28,902 million and ¥30,773 million for the six months ended September 30, 2006 and 2007, respectively, and ¥59,180 million for the year ended March 31, 2007.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at September 30, 2006, September 30, 2007 and March 31, 2007 is summarized as follows:

	September 30, 2006	September 30, 2007	March 31, 2007
		(Millions of yen)	
Within 1 year	¥ 54,786	¥ 55,331	¥ 55,427
Over 1 year	350,735	312,126	333,176
	¥405,521	¥367,457	¥388,603

Future rental expenses under operating leases outstanding at September 30, 2006 and September 30, 2007 and March 31, 2007 are summarized as follows:

	September 30, 2006	September 30, 2007	March 31, 2007
		(Millions of yen)	
Within 1 year	¥ 29,402	¥ 34,041	¥ 30,218
Over 1 year	193,928	225,642	186,673
	¥223,330	¥259,683	¥216,892

4. Leases (continued)

As lessor

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of September 30, 2006, September 30, 2007 and March 31, 2007 and the related depreciation expense and interest revenue for the six months ended September 30, 2006 and 2007 and the year ended March 31, 2007, which are reflected in the consolidated balance sheets and the related consolidated statements of operations:

	September 30, 2006
	(Millions of yen)
Acquisition costs	¥879
Less accumulated depreciation	497
Net book value	¥381

	September 30, 2007
	(Millions of yen)
Acquisition costs	¥877
Less accumulated depreciation	485
Net book value	¥392

	March 31, 2007
	(Millions of yen)
Acquisition costs	¥779
Less accumulated depreciation	411
Net book value	¥368

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
		(Millions of yen)	
Depreciation expense	¥85	¥85	¥166
Interest revenue	¥ 8	¥ 8	¥ 17

No impairment loss has been recognized on the leased property for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007.

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥94 million and ¥93 million for the six months ended September 30, 2006 and 2007, respectively, and ¥184 million for the year ended March 31, 2007.

4. Leases (continued)

As lessor (continued)

The present value of future rental revenues under direct financing leases accounted for as operating leases outstanding at September 30, 2006, September 30, 2007 and March 31, 2007 is summarized as follows:

	September 30, 2006	September 30, 2007	March 31, 2007
		(Millions of yen)	
Within 1 year	¥140	¥128	¥120
Over 1 year	249	272	254
	¥389	¥401	¥374

5. Loss on Impairment of Fixed Assets

The Company and its consolidated subsidiaries have not recognized material impairment losses for the six months ended September 30, 2006. As a result, the details of impairment losses are not required to be disclosed in accordance with accounting principles generally accepted in Japan.

Certain consolidated subsidiaries recognized impairment losses on the following groups of assets in the accompanying consolidated statement of operations for the six months ended September 30, 2007:

Assets utilized in the Company's and consolidated subsidiaries' operations	Groups of assets	Locations
Assets to be sold	Flight equipment, buildings and structures and other	Saipan and other
Golf courses	Land, buildings and structures and other	Asahikawa-shi, Hokkaido and other

Assets are attributed or allocated to the cash generating units which generate largely independent cash flows for calculating impairment losses. Facilities which are expected to be unprofitable and assets to be sold are written down to their recoverable amounts. Consequently, an impairment loss of ¥9,396 million has been recognized as an extraordinary loss in the accompanying consolidated statements of operations for the six months ended September 30, 2007. A breakdown of the total loss on impairment of fixed assets is as follows: ¥5,537 million on buildings and structures, ¥2,568 million on flight equipment, ¥662 million on land and ¥626 million on other.

The Company and its consolidated subsidiaries estimate recoverable amounts as the higher of fair value less costs to sell and value in use. Fair value is based on reasonable estimates made by the Company and its consolidated subsidiaries in accordance with the contract amount of sales and value in use is calculated by discounting estimated future cash flows at the rate of 5.0%.

5. Loss on Impairment of Fixed Assets (continued)

In addition, a certain affiliate accounted for by the equity method has recognized loss on impairment of fixed assets by a method similar to that adopted by the Company and its consolidated subsidiaries. Consequently, a loss on impairment of fixed assets of ¥7 million was recognized as equity in earnings of affiliates for the six months ended September 30, 2007.

Certain consolidated subsidiaries have recognized impairment losses on the following groups of assets in the consolidated statement of operations for the year ended March 31, 2007:

Assets utilized in the Company's and consolidated subsidiaries' operations	Groups of assets	Locations
Assets to be sold	Flight equipment	–
Idle assets	Intangible fixed assets	Naha-shi, Okinawa Pref.
Other operational assets	Buildings and other	Obihiro-shi, Hokkaido and other

Assets are attributed or allocated to the cash generating units which generate largely independent cash flows for calculating impairment losses. Facilities which are expected to be unprofitable, assets to be sold and idle assets are written down to their recoverable amounts. Consequently, an impairment loss of ¥2,600 million has been recognized as an extraordinary loss in the accompanying consolidated statement of operations for the year ended March 31, 2007. A breakdown of the total loss on impairment of fixed assets is as follows: ¥2,581 million on flight equipment, ¥10 million on intangible fixed assets and ¥9 million on buildings and other.

The Company and its consolidated subsidiaries estimate recoverable amounts as the higher of fair value less costs to sell and value in use. Fair value is based on reasonable estimates made by the Company and its consolidated subsidiaries in accordance with the contract amount of sales and value in use is calculated by discounting estimated future cash flows at the rate of 4.6%.

In addition, certain affiliates accounted for by the equity method have recognized loss on impairment of fixed assets by a method similar to that adopted by the Company and its consolidated subsidiaries. Consequently, a loss on impairment of fixed assets of ¥188 million was recognized as equity in earnings of affiliates for the year ended March 31, 2007.

6. Derivatives

The contract amounts and the estimated fair value of the open derivatives positions to which hedge accounting are applied are not required to be disclosed in accordance with accounting principles generally accepted in Japan.

All open derivatives positions at September 30, 2006 met the criteria required for the application of hedge accounting.

The contract amounts and the estimated fair value of the open derivatives positions at September 30, 2007 which do not meet the criteria required for the application of hedge accounting are summarized as follows:

	September 30, 2007		
	Contract amount	Fair value	Net unrealized loss
		(Millions of yen)	
Currencies:			
Foreign exchange contracts:			
Buy	¥3,515	¥ 3,460	¥ (55)

All derivative transactions presented above were conducted as over-the-counter transactions.

All derivative transactions presented above will be settled within one year.

Fair value is estimated based on prices quoted by financial institutions and others.

The Company has applied for an exemption from disclosure of information on the derivatives qualifying hedge accounting criteria.

All open derivatives positions at March 31, 2007 met the criteria required for the application of hedge accounting.

7. Segment Information

a. Business segment information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, travel services, hotel and resort operations, card and lease operations, trading and airline-related business. This segmentation has been made for internal management purposes. Businesses other than the air transportation business, airline-related business, travel services and card and lease operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, have been included in "Other."

Business segment information of the Company and its consolidated subsidiaries for the six months ended September 30, 2006 and 2007 and the year ended March 31, 2007 is summarized as follows:

Six months ended September 30, 2006

	Air transportation	Airline-related business	Travel services	Card and lease operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
	(Millions of yen)							
Operating revenues:								
Sales to third parties	¥804,742	¥ 78,665	¥189,880	¥ 7,737	¥ 68,976	¥1,150,002	¥ -	¥1,150,002
Inter-group sales and transfers	106,206	100,804	4,785	23,944	33,878	269,620	(269,620)	-
Total	910,949	179,470	194,666	31,682	102,855	1,419,622	(269,620)	1,150,002
Operating expenses	914,432	174,595	193,850	28,622	99,907	1,411,408	(269,565)	1,141,842
Operating income (loss)	¥ (3,483)	¥ 4,874	¥ 815	¥ 3,060	¥ 2,947	¥ 8,214	¥ (54)	¥ 8,160

Six months ended September 30, 2007

	Air transportation	Airline-related business	Travel services	Card and lease operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
	(Millions of yen)							
Operating revenues:								
Sales to third parties	¥823,719	¥ 82,918	¥197,480	¥ 8,631	¥ 30,183	¥1,142,933	¥ -	¥1,142,933
Inter-group sales and transfers	107,915	98,455	2,276	23,949	19,744	252,340	(252,340)	-
Total	931,634	181,373	199,757	32,580	49,928	1,395,274	(252,340)	1,142,933
Operating expenses	881,842	178,967	198,687	30,435	48,854	1,338,787	(252,506)	1,086,281
Operating income	¥ 49,792	¥ 2,405	¥ 1,069	¥ 2,144	¥ 1,073	¥ 56,486	¥ 165	¥ 56,652

Year ended March 31, 2007

	Air transportation	Airline-related business	Travel services	Card and lease operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
	(Millions of yen)							
Operating revenues:								
Sales to third parties	¥1,601,152	¥172,252	¥370,979	¥15,500	¥142,029	¥2,301,915	¥ -	¥2,301,915
Inter-group sales and transfers	200,367	196,488	8,745	50,320	73,872	529,794	(529,794)	-
Total	1,801,520	368,741	379,725	65,820	215,901	2,831,709	(529,794)	2,301,915
Operating expenses	1,798,901	360,391	380,546	59,923	208,610	2,808,373	(529,376)	2,278,997
Operating income (loss)	¥ 2,618	¥ 8,350	¥ (821)	¥ 5,897	¥ 7,291	¥ 23,336	¥ (418)	¥ 22,917

7. Segment Information (continued)

b. Geographic segment information

The worldwide operations of the Company and its consolidated subsidiaries are geographically segmented into Japan and other areas. Areas other than Japan include Asia and Oceania, North and South America, and Europe. Geographical segmentation is based on the geographical proximity of the countries and areas. In addition, revenues from international operations of the air transportation companies are treated as revenues earned in Japan.

	Six months ended September 30, 2006				
	Japan	Other	Total	General corporate assets and intercompany eliminations	Consolidated
			(Millions of yen)		
Operating revenues:					
Sales to third parties	¥1,051,513	¥ 98,489	¥1,150,002	¥ –	¥1,150,002
Inter-group sales and transfers	12,271	36,838	49,109	(49,109)	-
Total	1,063,784	135,327	1,199,112	(49,109)	1,150,002
Operating expenses	1,055,698	134,808	1,190,506	(48,664)	1,141,842
Operating income	¥ 8,085	¥ 519	¥ 8,605	¥ (445)	¥ 8,160

	Six months ended September 30, 2007				
	Japan	Other	Total	General corporate assets and intercompany eliminations	Consolidated
			(Millions of yen)		
Operating revenues:					
Sales to third parties	¥1,038,864	¥104,068	¥1,142,933	¥ –	¥1,142,933
Inter-group sales and transfers	11,166	25,823	36,990	(36,990)	-
Total	1,050,031	129,892	1,179,923	(36,990)	1,142,933
Operating expenses	993,535	129,338	1,122,873	(36,592)	1,086,281
Operating income	¥ 56,496	¥ 553	¥ 57,049	¥ (397)	¥ 56,652

	Year ended March 31, 2007				
	Japan	Other	Total	General corporate assets and intercompany eliminations	Consolidated
			(Millions of yen)		
Operating revenues:					
Sales to third parties	¥2,088,370	¥213,544	¥2,301,915	¥ –	¥2,301,915
Inter-group sales and transfers	24,276	70,347	94,624	(94,624)	–
Total	2,112,647	283,892	2,396,539	(94,624)	2,301,915
Operating expenses	2,090,211	283,111	2,373,322	(94,325)	2,278,997
Operating income	¥ 22,435	¥ 780	¥ 23,216	¥ (298)	¥ 22,917

7. **Segment Information (continued)**

b. Geographic segment information (continued)

The major countries and areas included in each region are as follows:

Asia/Oceania:	China, Singapore, Australia, Guam
North and South America:	U.S.A. (excluding Guam), Mexico
Europe:	U.K., France, Germany, Italy

c. Operating revenues from overseas operations

Operating revenues from overseas operations, which include the international passenger and cargo services of Japan Airlines International Co., Ltd., Japan Asia Airways Co., Ltd. and JALways CO., Ltd., export sales of domestic subsidiaries, and sales of subsidiaries outside Japan, for the six months ended September 30, 2006 and 2007 and the year ended March 31, 2007 are summarized as follows:

	Six months ended September 30, 2006			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥222,961	¥213,829	¥113,189	¥ 549,980
Consolidated operating revenues				¥1,150,002
Consolidated operating revenues as a percentage of operating revenues from overseas operations	19.4%	18.6%	9.8%	47.8%

	Six months ended September 30, 2007			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥242,799	¥211,761	¥115,163	¥ 569,724
Consolidated operating revenues				¥1,142,933
Consolidated operating revenues as a percentage of operating revenues from overseas operations	21.2%	18.5%	10.1%	49.8%

7. Segment Information (continued)

c. Operating revenues from overseas operations (continued)

	Year ended March 31, 2007			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥471,065	¥421,152	¥217,529	¥1,109,747
Consolidated operating revenues				¥2,301,915
Consolidated operating revenues as a percentage of operating revenues from overseas operations	20.5%	18.3%	9.4%	48.2%

Geographical segmentation is based on the geographical proximity of the countries and areas.

The major countries and areas included in each region are as follows:

Asia/Oceania:	China, South Korea, Singapore, India, Australia, Guam
North and South America:	U.S.A. (excluding Guam), Canada, Mexico, Brazil
Europe:	U.K., France, Germany, Italy

Components of Revenues in the Air Transportation Segment

	Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
International:						
Passenger operations	¥370,720	40.7	¥384,182	41.3	¥ 724,889	40.3
Cargo operations	92,419	10.1	91,455	9.8	190,500	10.6
Mail-service operations	4,247	0.5	4,621	0.5	9,200	0.5
Luggage operations	999	0.1	964	0.1	1,975	0.1
Subtotal	468,386	51.4	481,224	51.7	926,565	51.5
Domestic:						
Passenger operations	345,862	37.9	352,766	37.9	675,680	37.5
Cargo operations	14,295	1.6	13,924	1.5	28,938	1.6
Mail-service operations	5,297	0.6	4,995	0.5	10,858	0.6
Luggage operations	148	0.0	167	0.0	298	0.0
Subtotal	365,603	40.1	371,853	39.9	715,774	39.7
Other revenues	29,742	3.3	31,710	3.4	60,917	3.4
Incidental business revenues	47,215	5.2	46,845	5.0	98,262	5.4
Total revenues	¥910,949	100.0	¥931,634	100.0	¥1,801,520	100.0

Japan Airlines Corporation

Comparative Non-Consolidated Balance Sheets

	March 31, 2007	September 30, 2007	Change	September 30, 2006
		(Millions of yen)		
Assets				
I. Current assets:				
Cash and time deposits	¥ 8,960	¥ 14,956	¥ 5,995	¥ 147,245
Accounts receivable – trade	2,488	3,647	1,159	8,942
Short-term loans receivable from a subsidiary	90,200	84,700	(5,500)	16,005
Current portion of long-term loans receivable from subsidiaries	53,800	60,473	6,672	52,171
Prepaid expenses	50	18	(32)	56
Accounts receivable – other	3,764	12,348	8,584	3,536
Deferred income taxes	7	7	(0)	7
Other current assets	3	38	34	1,950
Total current assets	159,276	176,190	16,914	229,915
II. Fixed assets:				
Tangible fixed assets:				
Furniture and fixtures	28	24	(3)	32
Total tangible fixed assets	28	24	(3)	32
Intangible fixed assets:				
Software	4	3	(1)	8
Other intangible fixed assets	0	0	–	0
Total intangible fixed assets	5	3	(1)	8
Investments:				
Investments in securities	490	461	(28)	249
Investments in subsidiaries and affiliates	213,489	214,254	765	221,394
Long-term loans receivable from subsidiaries	553,669	582,096	28,427	563,334
Deferred income taxes	–	–	–	34
Other investments	72	89	17	62
Total investments	767,721	796,902	29,180	785,075
Total fixed assets	767,754	796,930	29,175	785,116
III. Deferred charges:				
Stock issuance expenses	669	520	(148)	825
Start-up costs	–	–	–	65
Bond issuance expenses	–	–	–	3
Total deferred charges	669	520	(148)	894
Total assets	¥927,700	¥973,641	¥45,941	¥1,015,926

	March 31, 2007	September 30, 2007	Change	September 30, 2006
		(Millions of yen)		
Liabilities				
I. Current liabilities:				
Accounts payable – trade	¥ 240	¥ 120	¥ (120)	¥ 632
Current portion of long-term loans	53,800	60,473	6,672	52,171
Accounts payable – other	1,599	181	(1,417)	1,506
Accrued expenses	2,467	3,629	1,161	2,587
Accrued income taxes	14	12,278	12,264	2,143
Other current liabilities	1,610	469	(1,141)	4
Total current liabilities	59,731	77,152	17,420	59,045
II. Non-current liabilities:				
Bonds	50,229	50,229	–	130,000
Long-term loans	523,669	552,096	28,427	533,334
Deferred income taxes	67	62	(4)	–
Other non-current liabilities	49	24	(25)	52
Total non-current liabilities	574,015	602,412	28,397	663,387
Total liabilities	633,747	679,565	45,818	722,433
Net assets				
I. Stockholders' equity:				
Common stock	174,250	174,250	–	174,250
Capital surplus:				
Additional paid-in capital	111,503	111,503	–	111,503
Retained earnings:				
Other retained earnings:				
Unappropriated retained earnings	8,718	8,902	183	8,377
Common stock in treasury, at cost	(661)	(704)	(43)	(638)
Total stockholders' equity	293,810	293,951	140	293,493
II. Valuation, translation and other:				
Unrealized gain on other securities, net of taxes	142	125	(17)	–
Total valuation, translation and other	142	125	(17)	–
Total net assets	293,953	294,076	123	293,493
Total liabilities and net assets	¥927,700	¥973,641	¥45,941	¥1,015,926

Japan Airlines Corporation

Comparative Non-Consolidated Statements of Income

	Six months ended September 30, 2006	Six months ended September 30, 2007	Change	Year ended March 31, 2007
		(Millions of yen)		
Operating revenues	¥15,920	¥7,570	¥ (8,349)	¥21,808
Cost of operating revenues	4,623	6,303	1,680	9,449
Gross profit	11,297	1,267	(10,030)	12,359
Selling, general and administrative expenses	2,734	1,068	(1,666)	3,764
Operating income	8,562	198	(8,363)	8,594
Non-operating income:				
Interest income and dividends	95	226	131	354
Other non-operating income	55	23	(31)	57
Total non-operating income	150	250	99	411
Non-operating expenses:				
Amortization of stock issuance expenses	75	148	73	223
Amortization of start-up costs	65	–	(65)	130
Other non-operating expenses	66	37	(29)	79
Total non-operating expenses	206	186	(20)	432
Ordinary income	8,506	262	(8,243)	8,573
Extraordinary profit:				
Gain on sales of investments in subsidiaries	–	–	–	503
Total extraordinary profit	–	–	–	503
Income before income taxes	8,506	262	(8,243)	9,077
Income taxes – current	32	64	32	249
Income taxes – deferred	81	7	(73)	85
Net income	¥ 8,392	¥ 190	¥ (8,202)	¥ 8,742

Japan Airlines Corporation

Non-Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2006

	Stockholders' equity					
		Capital surplus			Retained earnings	
					Other retained earnings	
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Unappropriated retained earnings (accumulated deficit)	Total retained earnings
	(Millions of yen)					
Balance at March 31, 2006	¥100,000	¥105,069	¥ 63,458	¥ 168,528	¥(131,274)	¥(131,274)
Changes during the six months ended September 30, 2006:						
Issuance of common stock	74,250	74,250		74,250		
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		(67,815)	(63,458)	(131,274)	131,274	131,274
Net income for the six months ended September 30, 2006					8,392	8,392
Purchases of common stock in treasury						
Sales of common stock in treasury					(14)	(14)
Total changes	74,250	6,434	(63,458)	(57,024)	139,652	139,652
Balance at September 30, 2006	¥174,250	¥111,503	¥ –	¥ 111,503	¥ 8,377	¥ 8,377

	Stockholders' equity		
	Common stock in treasury, at cost	Total stockholders' equity	Total net assets
	(Millions of yen)		
Balance at March 31, 2006	¥(659)	¥136,593	¥136,593
Changes during the six months ended September 30, 2006:			
Issuance of common stock		148,500	148,500
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		–	–
Net income for the six months ended September 30, 2006		8,392	8,392
Purchases of common stock in treasury	(63)	(63)	(63)
Sales of common stock in treasury	85	70	70
Total changes	21	156,899	156,899
Balance at September 30, 2006	¥(638)	¥293,493	¥293,493

Japan Airlines Corporation

Non-Consolidated Statements of Changes in Net Assets (continued)

For the six months ended September 30, 2007

	Stockholders' equity						
		Capital surplus		Retained earnings			
				Other retained earnings			
	Common stock	Additional paid-in capital	Total capital surplus	Unappropriated retained earnings	Total retained earnings	Common stock in treasury, at cost	Total stockholders' equity
				(Millions of yen)			
Balance at March 31, 2007	¥174,250	¥111,503	¥111,503	¥8,718	¥8,718	¥(661)	¥293,810
Changes during the six months ended September 30, 2007:							
Net income for the six months ended September 30, 2007				190	190		190
Purchases of common stock in treasury						(84)	(84)
Sales of common stock in treasury				(6)	(6)	41	34
Changes other than stockholders' equity, net							
Total changes	–	–	–	183	183	(43)	140
Balance at September 30, 2007	¥174,250	¥111,503	¥111,503	¥8,902	¥8,902	¥(704)	¥293,951

	Valuation, translation and other		
	Unrealized gain on other securities, net of taxes	Total valuation, translation and other	Total net assets
		(Millions of yen)	
Balance at March 31, 2007	¥142	¥142	¥293,953
Changes during the six months ended September 30, 2007:			
Net income for the six months ended September 30, 2007			190
Purchases of common stock in treasury			(84)
Sales of common stock in treasury			34
Changes other than stockholders' equity, net	(17)	(17)	(17)
Total changes	(17)	(17)	123
Balance at September 30, 2007	¥125	¥125	¥294,076

Japan Airlines Corporation

Non-Consolidated Statements of Changes in Net Assets (continued)

For the year ended March 31, 2007

	Stockholders' equity					
		Capital surplus			Retained earnings	
					Other retained earnings	
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Unappropriated retained earnings (accumulated deficit)	Total retained earnings
	(Millions of yen)					
Balance at March 31, 2006	¥100,000	¥105,069	¥ 63,458	¥ 168,528	¥(131,274)	¥(131,274)
Changes during the year ended March 31, 2007:						
Issuance of common stock	74,250	74,250		74,250		
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		(67,815)	(63,458)	(131,274)	131,274	131,274
Net income for the year ended March 31, 2007					8,742	8,742
Purchases of common stock in treasury						
Sales of common stock in treasury					(24)	(24)
Changes other than stockholders' equity, net						
Total changes	74,250	6,434	(63,458)	(57,024)	139,993	139,993
Balance at March 31, 2007	¥174,250	¥111,503	¥ –	¥ 111,503	¥ 8,718	¥ 8,718

	Stockholders' equity		Valuation, translation and other		
	Common stock in treasury, at cost	Total stockholders' equity	Unrealized gain on other securities, net of taxes	Total valuation, translation and other	Total net assets
	(Millions of yen)				
Balance at March 31, 2006	¥(659)	¥136,593	¥ –	¥ –	¥136,593
Changes during the year ended March 31, 2007:					
Issuance of common stock		148,500			148,500
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		–			–
Net income for the year ended March 31, 2007		8,742			8,742
Purchases of common stock in treasury	(130)	(130)			(130)
Sales of common stock in treasury	129	105			105
Changes other than stockholders' equity, net			142	142	142
Total changes	(1)	157,217	142	142	157,359
Balance at March 31, 2007	¥(661)	¥293,810	¥142	¥142	¥293,953



JAL Increases International Fare Fuel Surcharge from January 1, 2008

Tokyo November 16, 2007: Today the JAL Group requested approval from the Japanese Ministry of Land, Infrastructure and Transport (MLIT), to revise the fuel surcharge placed on all international passenger tickets issued for the 3 month period starting January 1, 2008.

JAL has decided to increase the fuel surcharge for tickets issued between January 1 and March 31 2008, as the price of Singapore kerosene-type jet fuel has averaged US$90.65 per barrel over the 3 month period August – October 2007.

Based on ticket sales in Japan, the new surcharges per person per sector flown range from 2,400 yen on a Japan - Korea ticket (up from 2,000 yen) to 21,000 yen on a Japan- Brazil ticket (up from 17,000). The surcharge on a Japan-Europe ticket or a Japan- North America ticket will be 17,000 yen, up from 13,000 yen. (See chart below).

JAL originally introduced the fuel surcharge on international tickets in February 2005 in response to unprecedented rises in the cost of fuel. The surcharge will be progressively reduced as the price of fuel decreases, and will be cancelled completely when the price of Singapore kerosene stays below the benchmark of US$45.00.

The fuel surcharge charged for tickets issued from April to June 2008 will be reviewed based on the average price of fuel for November 2007 through to January 2008.

The company will continue conducting a wide range of countermeasures to limit the full impact of the price increase including fuel hedging, fuel consumption reductions, and the introduction of more fuel-efficient small and medium-sized aircraft to its fleet.

Despite these measures, the company is still reluctantly obliged to ask its international passengers to bear part of the burden caused by the unprecedented increase in the price of fuel over the past few years.

Fuel Surcharge Revision (January 1 – March 31, 2008)*

Route	Current (As of Oct 1, 2007)		Revised (From Jan 1,2008)	
(Per person per sector flown)	**For sales in Japan**	**For sales outside Japan**	**For sales in Japan**	**For sales outside Japan**
Japan-Korea	¥2,000	US$16.00	¥2,400	US$20.00
Japan-China	¥4,700	US$39.00	¥5,900	US$49.00
Japan – Hong Kong**	¥6,000	US$50.00	¥7,500	US$62.00
Japan- Guam, Philippines, Taiwan, Vietnam	¥6,000	US$50.00	¥7,500	US$62.00
Japan- Hawaii , India, Indonesia, Malaysia, Singapore, Thailand,	¥9,900	US$82.00	¥12,500	US$104.00
Japan- Canada, Europe, Mexico, Middle East, Oceania, USA (excluding Hawaii)	¥13,000	US$108.00	¥17,000	US$141.00
Japan-Brazil	¥17,000	US$141.00	¥21,000	US$174.00
Vancouver – Mexico City	¥2,300	US$19.00	¥2,500	US$21.00
New York—San Paulo	¥6,000	US$50.00	¥6,500	US$54.00
Amsterdam—Madrid	¥3,000	US$25.00	¥3,300	US$27.00


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Within Europe, Oceania (excludes those specified above/ includes some domestic sectors)	¥1,700	US$14.00	¥2,000	US$17.00
Within Asia, Hawaii, North America, (excludes those specified above/ includes some domestic sectors)	¥400	US$3.00	¥500	US$4.00

**Fuel surcharges may differ depending on the country in which the ticket is sold. For full details please visit http://www.jal.co.jp/en/other/info2006_0714.html*

***Fuel surcharge levels are set based on the flight distance for each sector. The Japan -Hong Kong sector would fall into the same fuel surcharge level charged on Japan-Guam, Philippines, Taiwan, Vietnam sectors. JAL has requested approval from the relevant government authorities to be allowed to increase the fuel surcharge on the Japan –Hong Kong sector to more accurately reflect the distance aircraft travel and the amount of fuel used.*

-Applicable to all international passenger tickets issued on or after January 1, 2008 to March 31, 2008.

- The surcharge applies to flights operated by Japan Airlines and its international subsidiaries JALways & Japan Asia Airways including JAL code-share flights operated by other airlines.

- The same amounts apply to adult/child/infant fares. The surcharges also apply to frequent flyer program international award tickets issued to members of the JAL Mileage Bank.

-In the case of refunds, the fuel surcharge will be refunded in full and no cancellation or refund charge will be applied.

-The planned increase and extension of the fuel surcharge is subject to government approval.

Fuel Surcharge Benchmark List

For the convenience of customers and travel agents, the following chart provides details of the fuel price benchmarks (US$/bbl) JAL uses to determine the amount of fuel surcharge (JPY¥) placed on tickets per person per sector flown. For full details please refer to http://www.jal.co.jp/en/other/info2006_0714_3.html

Benchmark List	A	B	C	D	E	F
Fuel Price *(US$/bbl)* Singapore Kerosene Hedge	*From US$45 – under US$50*	*From US$50 – under US$55*	*From US$55 – under US$60*	*From US$60 – under US$65*	*From US$65 – under US$70*	*From US$70 – under US$75*
Japan—Korea	¥300	¥500	¥700	¥900	¥1,200	¥1,400
Japan—China	¥800	¥1,300	¥1,800	¥2,400	¥2,900	¥3,600
Japan - Guam, Hong Kong, Philippines, Taiwan, Vietnam	¥900	¥1,700	¥2,300	¥3,100	¥3,900	¥4,600
Japan—Hawaii, India, Indonesia, Malaysia, Singapore, Thailand	¥1,300	¥2,600	¥3,900	¥5,200	¥6,500	¥7,700
Japan – Canada, Europe, Mexico, Middle East, Oceania, USA (ex Hawaii)	¥2,000	¥4,000	¥6,000	¥7,400	¥9,700	¥11,000
Japan—Brazil	¥2,700	¥6,200	¥9,500	¥11,000	¥13,000	¥14,500

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Benchmark List	G	H	I	J	K	L
Fuel Price Per Barrel ***(US$/bbl)*** Singapore Kerosene Hedge	*From US$75 – under US$80*	*From US$80 – under US$85*	*From US$85 – under US$90*	*From US$90 – under US$95*	*From US$95 – under US$100*	*From US$100 – under US$105*
Japan—Korea	¥1,700	¥2,000	¥2,200	¥2,400	¥2,700	¥2,900
Japan—China	¥4,100	¥4,700	¥5,300	¥5,900	¥6,500	¥7,000
Japan - Guam, Hong Kong, Philippines, Taiwan, Vietnam	¥5,200	¥6,000	¥6,800	¥7,500	¥8,200	¥9,000
Japan—Hawaii, India, Indonesia, Malaysia, Singapore, Thailand	¥8,700	¥9,900	¥11,200	¥12,500	¥13,700	¥15,000
Japan – Canada, Europe, Mexico, Middle East, Oceania, USA (ex Hawaii)	¥12,000	¥13,000	¥15,000	¥17,000	¥19,000	¥21,000
Japan—Brazil	¥15,500	¥17,000	¥19,000	¥21,000	¥23,000	¥25,000

###


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New JAL Check-in Counters at Narita Airport Terminal 2

Tokyo November 13, 2007: On December 18, 2007, JAL will open up new passenger check-in counters at Narita Airport Terminal 2 - the airline's main international hub – as part of its overall aim of reducing average passenger waiting times by approximately 50% during peak hours. The airline will completely renovate both existing First Class and Executive Class counters. New counters will be established exclusively for the use of the airline's frequent flyers who are either JAL Global Club (JGC) or JMB Sapphire members. JAL will also unveil brand new Support Counters dedicated to servicing the needs of priority guests, such as passengers with disabilities, passengers traveling with babies or expectant mothers. The improvements will enable JAL to provide its passengers with a more convenient, user-friendly, stress free check-in experience at the airport.

First Class Counters

Using a combination of glass and timber for a warmer, more welcoming atmosphere, JAL's new First Class counters will be conveniently located in the center of the terminal's 3rd floor just a short distance from the airline's Fast Security Lane. Established in June 2006, JAL Fast Security Lane is a security check fastrack lane for only First Class passengers and frequent flyers. The first ever such facility at any of Japan's airports handling international flights.



JGC Counters

JAL will open new JGC Counters exclusively for the use of frequent flyers who are JAL Global Club (JGC) and JMB Sapphire members. The new area will be fitted with 8 Self Check-in Machines (SCM) to help speed up the check-in process. The JAL Fast Security Lane is also within easy reach of the JGC counters.

Executive Class Counters

In addition to the complete renovation of JAL's Executive Class check-in counters, 12 additional Self Check-in Machines will also be installed.

Support Counters

Support Counters will be established dedicated to servicing the needs of priority guests such as passengers with disabilities, passengers traveling with babies, and expectant mothers.

Based on the principle of Universal Design, counters will be lower, low chairs will be provided, and handrails and walking stick holders will be incorporated to make the new check-in area as user-friendly as possible. Universal Design is an approach to the design of products, services and environments to be usable by as many people as possible regardless of age, ability or situation.



Furthermore, at the counters, passengers will be tended to by specially trained staff, and will also be able to rent baby cars and wheelchairs for use inside the airport.

Improvements to the check-in counters form just one part of JAL's efforts to strengthen customer service at Narita Airport Terminal 2. On July 19 2007, JAL unveiled two completely revamped JAL First Class and JAL Sakura lounges at the terminal's main building, both featuring a buffet-style hot meal service, stylish bar-counters, resident professional masseuses, and shower rooms. To reduce customer waiting times at check-in areas, JAL also plans to increase the number of check-in counters from 91 to about 140 later this year; increase the number of Self Check-in Machines (SCM) from 23 to about 70 by spring 2008, and in the future renew all economy class counters and establish e-style check-in areas fitted only with Self Check-in Machines (SCM).


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With the introduction in spring 2008 of a new inline baggage screening system by the airport authorities, passengers will no longer have to wait for their luggage to go through a security inspection prior to checking in and will be able proceed directly to the check in counter.

Counter	Applicable Users
First Class Counter	• First Class passengers • JMB Diamond members • JGC Premier members • oneworld Emerald members
JGC Counter	• JGC members • JMB Sapphire members
Executive Class Counter	• Executive Class passengers • JMB Crystal members • oneworld Sapphire members • oneworld Ruby members • Passengers with Economy Class Normal Fare, Economy Saver Flex Fare tickets • JAL Diner's Card, CLUB-A Gold Card, CLUB-A Card members, traveling with economy class individual special fares, JAL/JAA economy saver fares, JAL/JAA Goku fares, PEX fares, etc.) ** Passengers must show JALCard*
JAL Support Counter	• JAL Priority Guest Service users • JAL Family Service users • Children between 5 to 12 years, traveling alone • Wheelchair rental service users • Customers with babies • Expectant mothers

Planned Narita Airport Terminal 2, Main Building, 3rd Floor Check-in Counter Improvements


JAL Fast Security Lane
Economy Class Counter
Executive Class Counter
First Class Counter
JAL Global Club Counter
Support Counter
Spring 2008 Open Plan


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Japan Airlines Corporation and Consolidated Subsidiaries Results for the Half-year Ended September 30, 2007

Tokyo November 6, 2007: Today, the JAL Group announced the consolidated half-year results for financial year 2007, the period from April 1, 2007 to September 30, 2007.

1. JAL Group First Half 2007 Consolidation Financial Results

Operating Revenue

Supply on international and domestic passenger routes measured in available seat kilometers (ASK) decreased respectively by 5.6% and 2.3%, as a result of network restructuring by shifting to high profit routes, suspending low profit routes and aircraft downsizing, as outlined in the JAL Group Medium Term Revival Plan FY2007-2010. Consequently, demand measured in revenue passenger kilometers (RPK) fell on international passenger routes by 5.7% and on domestic routes by 3.5%. However, due to an increase in unit price, operating revenue for the core air transport business segment which includes cargo, increased by 2.3% when compared to the same period last year, up by 20.6 billion yen to a total of 931.6 billion yen.

Consolidated operating revenue decreased by 7 billion yen or 0.6% from the same period last year to 1,142.9 billion yen. One main factor was a 38 billion yen decrease in non-air transport business revenue resulting from the exclusion of JALUX from the consolidated statement, after the trading company changed from a consolidated subsidiary to an equity method affiliate.

Operating Expenses

As a result of steady implementation of business structure and cost reforms outlined in the Medium Term Revival Plan, such as a review of all routes, aircraft downsizing, and personnel cost reduction, operating expenses decreased by 4.9% or 55.5 billion yen from the same period last year, to a total of 1, 086.2 billion yen.

Operating & Ordinary Income

Operating profit increased by 48.4 billion yen from the same period last year to 56.6 billion yen. Ordinary profit increased by 53.3 billion yen to 58.7 billion yen.

Net Income

When compared to the same period last year, extraordinary losses increased by 34.8 billion yen to 40.5 billion yen, mainly due to implementation of the special early retirement plan, the posting of impairment losses resulting from speeding up of the retirement of aircraft and subsequent decision to sell aircraft, and provision of a reserve for anti-competitive practice litigation. As a result, net profit increased by 5.7 billion yen from the same period last year to 7.3 billion yen.

2. JAL Group Consolidated Results First Half FY2007 (April 1 - September 30, 2007)

Units: billion yen	Half year ended Sept 30, 2007	Half year ended Sept 30, 2006	Difference Half -Year-on- Year	Half Year-on-Year Comparison
Operating revenue	**1,142.9**	**1,150.0**	-7.0	99.4%
International Passenger	384.1	370.7	+ 13.4	103.6%
Domestic passenger	352.7	345.8	+ 6.9	102.0%
International cargo	91.4	92.4	-0.9	99.0%
Others	314.5	340.9	-26.4	92.2%
Operating costs	**1,086.2**	**1,141.8**	-55.5	95.1%
Operating income (loss)	**56.6**	**8.1**	48.4	694.3%
Ordinary income (loss)	**58.7**	**5.3**	53.3	-
Net income (loss)	**7.3**	**1.5**	5.7	483.9%

**Figures rounded down to the nearest 100 million yen*


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3. First Half Factors

a) Operating income

International Passenger

Demand: Tourism demand was weak on Europe routes and Hawaii routes due to a weakening of the yen, and also on Taiwan routes where competition intensified. Demand out of Korea was particularly strong, and business demand was strong on US routes, Southeast Asian routes and China routes. Oceania routes, where supply has been reduced considerably from the previous year, also enjoyed strong demand. As a result, demand measured in revenue passenger kilometers (RPK) was 94.3% from the same period last year. Revenue seat load factor was almost the same as last year at 71.4%. The number of international passengers carried by JAL Group airlines decreased just 0.8% to 6,703,388.

Supply: In addition to fleet downsizing, JAL has actively reduced flight frequency and suspended flights on low profit routes. On the other hand, the airline has increased scheduled flights on high profit routes to such high growth markets as China, India and Vietnam, whilst increasing international charter flights to meet demand primarily from the 'baby boomer' generation. Supply measured in available seat kilometers decreased by 5.6% from the same period last year.

Unit price: In addition to an increase in business passenger demand and the shifting of resources to high profit routes, air fares were revised and the fuel surcharge was increased resulting in an increase in unit price of 9.9% compared to the same period last year.

Revenue: Given the above, revenue increased by 3.6% from the same period last year up 13.4 billion yen to 384.1 billion yen.

Domestic Passenger

Demand: JAL implemented a number of measures that increased customer convenience and value through, for example, the introduction of discount fares and the launch of seasonal promotional campaigns. However, group demand in particular was sluggish due to a review of last year's air fares. Overall demand was also negatively affected by flight cancellations caused by typhoons which hit Japan in July. Demand measured in revenue passenger kilometers was 3.5% down on the same period last year. The number of domestic passengers carried by JAL Group airlines decreased by 3.7% to 21,371,061.

Supply: After reviewing routes, flight frequency was increased on routes with strong demand such as Osaka (Kansai) - Sapporo and Osaka (Kansai) - Okinawa (Naha). Supply measured in available seat kilometer was 2.3% down on the same period last year.

Unit price: Due to changes in passenger composition and an increase in air fares, unit price increased by 5.7% when compared to the same period last year.

Revenue: Given the above, revenue increased by 2.0% from the same period last year by 6.9 billion yen to 352.7 billion yen.

International Cargo

Demand: Demand from Japan to North America decreased from the same period last year due to a reduction in belly space resulting from a decrease in the number of passenger flights operated. However, from Japan to China, where supply has been increased, demand has increased by over 20% when compared to the same period last year. Demand to Europe and Southeast Asia also increased. Demand from China to Japan increased from last year, but demand from Europe was sluggish from the summer onwards due to a strong Euro. Demand from Southeast Asia to Japan also decreased. Demand to the US via Japan was stagnant as supply beyond Japan was decreased. Revenue cargo ton kilometers was 0.9% down when compared to the same period last year.

Unit price: Declined 0.2% from the same period last year.

Revenue: Revenue decreased by 1.0% from the same period last year by 0.9 billion yen to 91.4 billion yen.



b) Operating Expenses & Foreign Exchange

Fuel costs

The price of Singapore kerosene from April to September 2007 averaged US$82.2 per barrel, a slight decrease on the US$84.9 per barrel average for the same period last year. Nevertheless, fuel prices remained high. Despite the weak yen, a reduction in the effect of hedging, and other factors that increased fuel costs, due to a reduction of fuel consumption through steady implementation of the Revival Plan, such as aircraft downsizing, fuel costs decreased by 3.1 billion yen to 206 billion yen.

Personnel costs

As a result of steadily implementing the various measures of the Medium Term Revival Plan, in the air transport segment personnel costs decreased by 7.1 billion yen from the same period last year. The group will continue to increase productivity by, for example, expanded introduction of Toyota Production System methods, and reducing retirement benefit expenses.

Foreign Exchange

The average yen-to-dollar exchange rate for the half year was ¥119.7 to US$1.00 compared to the average rate of ¥115.5 to US$1.00 for the same period last year. The impact of foreign exchange on operating profit was minus 3.7 billion yen, but as a result of hedging and other measures, the company posted a foreign exchange gain of 10.3 billion yen in non-operating income.

Miscellaneous

Steady reduction of sales commission rates, review of external contracts and so on.

4. Outlook for FY2007 – Revised Forecast

Consolidated Financial Forecast for FY2007 the Year Ending March 31, 2008: The revised forecasts of consolidated results for the complete fiscal year replace those announced on May 9, 2007 and are as follows:

Units: billion yen	FY2007 Revised Forecast	FY2007 Previous Forecast Announced May 9, 2007	Difference in forecasts	FY2006 Result at March 31 2006
Operating revenue	2,238.0	2197.0	41.0	2,301.9
International passenger	744.5	724.0	20.5	724.8
Domestic passenger	689.0	691.0	-2.0	675.6
International cargo	188.5	192.5	-4.0	190.5
Other	616.0	589.5	26.5	710.8
Operating costs	2,190.0	2162.0	28.0	2,278.9
Operating income	48.0	35.0	13.0	22.9
Ordinary income	44.0	21.0	23.0	20.5
Net income	7.0	7.0	0.0	- 16.2

**Figures rounded down to the nearest 100 million yen*


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5. JAL Group – Consolidated Traffic Statistics

First Half 2007 vs 2006 (April 1 – September 30, 2007 vs. April 1 – September 30, 2006)

	First half 2007	First half 2006	Change % -Or points
INTERNATIONAL			
Passenger number	6,703,388	6,760,569	99.2%
Revenue passenger kms (000)	30,500,422	32,354,267	94.3%
Available seat kms (000)	42,743,468	45,286,215	94.4%
Revenue seat load factor	71.4%	71.4%	-0.0 points
Revenue cargo ton kms (000)	2,194,721	2,213,925	99.1%
Mail ton kilometers (000)	85,670	76,318	112.3%
Revenue ton kms (000)	5,106,369	5,289,073	96.5%
Available ton kms (000)	7,626,384	7,958,566	95.8%
Revenue weight load factor	67.0%	66.5%	+ 0.5 points
DOMESTIC			
Passenger number	21,371,961	22,190,898	96.3%
Revenue passenger kms (000)	16,159,645	16,749,367	96.5%
Available seat kms (000)	25,552,379	26,154,645	97.7%
Revenue seat load factor	63.2%	64.0%	-0.8 points
Revenue cargo ton kms (000)	197,802	194,575	101.7%
Mail ton kilometers (000)	42,076	41,023	102.6%
Revenue ton kms (000)	1,450,922	1,511,548	96.0%
Available ton kms (000)	2,996,808	3,059,465	98.0%
Revenue weight l/factor	48.4%	49.4%	- 1.0 points
TOTAL			
Passenger number	28,074,449	28,951,467	97.0%
Revenue passenger kms (000)	46,660,087	49,103,634	95.0%
Available seat kms (000)	68,295,847	71,440,860	95.6%
Revenue seat load factor	68.3%	68.7%	-0.4 points
Revenue cargo ton kms (000)	2,392,523	2,408,500	99.3%
Mail ton kilometers (000)	127,746	117,341	108.9%
Revenue ton kms (000)	6,577,291	6,800,621	96.4%
Available ton kms (000)	10,623,192	11,018,031	96.4%
Revenue weight load factor	61.7%	61.7%	-0.0 points

- *International results include data from JAL International, Japan Asia Airways and JALways*
- *Domestic results include data from JAL International, Japan Transocean Air, JAL Express, Japan Air Commuter, Hokkaido Air System, J-Air & Ryukyu Air Commuter.*

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Planned Integration of Japan Asia Airways with JAL International

-JAL International Given Permission to Operate Flights Using JL Designator on Japan -Taiwan routes -

Tokyo November 1, 2007: JAL International has been given permission by the Ministry of Land Infrastructure and Transport of Japan to operate its own flights between Japan and Taiwan. At present, only the JAL Group subsidiary airline, Japan Asia Airways (JAA), is permitted to operate on this routing using its 'EG' designator. JAL International plans to takeover the routing completely from Japan Asia Airways by first placing its 'JL' designator on all JAA flights from at the earliest April 2008, and by integrating JAA into its business structure at some point in the future.

Through the integration of JAA into JAL International, the JAL Group hopes to achieve greater efficiency and cost reduction by the elimination of duplication. Further streamlining of the organization's business in this way is expected to increase the JAL Group's ability to effectively respond to changes in the international business environment. Details of the planned integration have yet to be decided.

JAL first started operating to Taiwan on July 30, 1959 when the airline's Tokyo – Taipei service was inaugurated using DC-6B aircraft. In September 1972, diplomatic relations were re-established between Japan and the People's Republic of China, and an aviation transportation agreement followed. Direct air service by JAL and China Airlines between Japan and Taiwan was suspended in April 1974.

Eventually, a formula was developed which allowed a JAL subsidiary to serve Taiwan. Japan Asia Airways (JAA) was created for that purpose and was formally established on August 8 1975, inaugurating service to Taipei in September 1975. JAA became primarily a one-destination carrier, but also for a period added other Southeast Asian points to its route pattern, using traffic rights unused by JAL.

A wholly owned subsidiary airline of the JAL Corporation, JAA currently operates 8 passenger flights daily on 4 routes connecting Tokyo, Osaka, and Nagoya with Taipei, and Tokyo with Kaohsiung. The airline has carried some 33 million passengers since its creation, and in the financial year ending March 31, 2007 carried a total of 1.26 million passengers. JAA also operates cargo flights connecting Tokyo and Osaka with Taipei.

JAA's head office is located in Tokyo and has branch offices in Kaohsiung, Taichung and Taipei in Taiwan. The subsidiary has in total 781 staff.

###





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JAL Announces Plan to Operate From New Mt. Fuji Shizuoka Airport

Tokyo October 31, 2007: Today JAL announced that it plans to operate flights to Fukuoka and Sapporo from Mt Fuji Shizuoka Airport when the new airport opens for business.

The new Mt. Fuji Shizuoka Airport is scheduled to open for business in the spring of 2009. Shizuoka Prefecture with its population of some 3.8 million is famous for both its scenic beauty which includes Mt. Fuji, and well-known for its agricultural and marine products including green tea and fruit. The airport is located conveniently between the two main cities of the prefecture: Shizuoka City and Hamamatsu.

JAL plans to offer a daily service to Fukuoka in Kyushu, and a thrice daily service to Sapporo in Hokkaido from the new airport. The airline is currently assessing the potential passenger demand on these new routes using Mt Fuji Shizuoka Airport to determine the type of aircraft to operate, and the possibility of launching additional flights or routes.

Ever since planning began for the construction of the airport, JAL has been providing its professional advice. On May 25 2005, JAL signed a memorandum of understanding with Shizuoka Prefecture agreeing to support the prefecture with the development of the new airport. Today's announcement is a renewal of JAL's commitment to the airport project. JAL will work together with Shizuoka government and local business to promote the use of the new airport.





###


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JAL Revises FY2007 2nd Half Cargo Fleet, Route, & Frequency Plan

Tokyo October 30, 2007: JAL has decided to revise the cargo fleet, route and frequency plan for the 2nd half of FY2007, the year ending March 31, 2008. The airline will speed up the retirement of 747 classic-type freighters from its fleet, and revisions to its cargo flight schedules, effective January 2008, will result in a 15% increase in 747-400 freighter operations between Japan and the USA, increasing profitability and maintaining a stable and continuous supply.

In line with the JAL Group's medium term corporate plan FY2007-2010, JAL plans to retire all of its 747 classic-type freighters by the end of FY2009, and replace them with 747-400 conversions and 767 freighters. Replacing a 747F-200 with a 747-400 conversion will enable JAL to increase tonnage, from 90 tons to 110 tons, and increase operational efficiency through, for example, increased fuel efficiency. While the 747s are ideal for major cargo routes such as Hong Kong and Shanghai, the 767 (52 tons) is an excellent aircraft for smaller stations where there is still considerable demand.

At the end of FY2006, the year ending March 31, 2007, JAL had 9 classic-type 747 freighters in its fleet. JAL originally planned to retire a total of five 747 classic-type freighters in FY2007, but to further improve income amid rising fuel prices, it has decided to retire from operation two additional classic 747F's by the end of March 2008 (see chart 1).

By the end of FY2007, JAL's freighter fleet will comprise 2 x classic-type 747's, 7 x 747-400s (includes 5 conversions) and 3 of the latest state-of-the-art 767 freighter. From October 31, 2007 JAL will start its first cargo operation to Vietnam when the airline's third 767 freighter enters into service. The other two new aircraft were delivered earlier this year and are being used on China and other Southeast Asia routes.

By making revisions to cargo flight schedules, effective from January 2008, JAL will be able to increase by 15% 747-400 freighter operations between Japan and the USA, increasing profitability and maintaining a stable and continuous supply. To increase 747-400 freighter operations, JAL will operate simple point to point round-trip flights on all transpacific routes, instead of routings with 2 stopovers (see chart 2). As a result, the airline will be able to increase the number of round-trip flights a 747-400 freighter can do on transpacific routes from 3 to 4 round trips per week. Even with the retirement of 747 classic type aircraft, overall freighter flight frequency between Japan and the US will remain almost unchanged (see chart 3).

Total air cargo demand in the 1st half of FY2007 was slightly below that of the previous year, but JAL was able to achieve good results, benefiting from its skill at handling the movement of such sensitive commodities as semiconductor production equipment.

In FY2007, JAL is aggressively expanding into markets where cargo demand is growing beyond passenger aircraft belly capacity, particularly on China and Southeast Asia routes. The airline plans to expand cargo operations while securing stable profitability by building an efficient operational base that utilizes an optimum combination of large and medium-sized aircraft.

Chart 1: JAL Freighter Fleet in Operation

Aircraft Type	No. of Aircraft End of FY2006	No. of Aircraft End of FY2007	No. of Aircraft End of FY2007 Revised Plan
Classic 747	9	4	2
747-400	5	7	7
767	0	3	3
TOTAL	14	14	12


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Chart 2: Changes on Transpacific routes

Current Plan (until December 2007)	Flights	After Changes (from January 2008)	Flights
TOKYO - SAN FRANCISCO - LOS ANGELES	5		
TOKYO - LOS ANGELES - SAN FRANCISCO - TOKYO	1		
TOKYO-LOS ANGELES	1	TOKYO-LOS ANGELES	7
TOKYO-CHICAGO-NEW YORK-TOKYO	1	TOKYO- CHICAGO -NEW YORK-TOKYO	1
TOKYO-CHICAGO	5	TOKYO-CHICAGO	5
TOKYO-ATLANTA-NEW YORK-TOKYO	3		
TOKYO- CHICAGO -ATLANTA-TOKYO	2		
TOKYO-NEW YORK	3	TOKYO-NEW YORK	6
8 routes	21	4 routes	19

** East coast US routes will be round trips via Anchorage*

*** Cargo from/to San Francisco will be carried on passenger flights or a truck service from/ to Los Angeles, and cargo from/ to Atlanta will be carried using a truck service from/ to Chicago or New York.*

**** Revisions subject to government approval.*

Chart 3: JAL Route and frequency plan (weekly basis)

Route	Current plan (Nov 2007– Mar 2008)	After change (Jan – Mar 2008)
Transpacific	21 flights	**19 flights**
Europe	7 flights	7 flights
China	21 flights	21 flights
Hong Kong	11 flights	11 flights
Southeast Asia	13 flights	13 flights
Japan	4 flights	4 flights
TOTAL	77 flights	**75 flights**

###


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For customer & general enquiries, please contact your local JAL office:www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/



JAL Starts Introducing Premium Economy Class on International Routes

- Available first on London - Tokyo route (JL401/402) from December 1, 2007 -

Tokyo October 10, 2007: Japan Airlines (JAL) will start introducing JAL Premium Economy - a premium economy class cabin - on international routes, starting with the airline's daily flight between London and Tokyo from December 1 2007. During 2008, JAL Premium Economy will be introduced onto the airline's Frankfurt – Tokyo and Paris – Tokyo routes, followed by the expansion of the new service onto US and other Europe routes.



Responding to customer feedback for a higher degree of comfort than in normal economy class, JAL has decided to introduce JAL Premium Economy onboard its aircraft. JAL Premium Economy will be JAL's fourth class of cabin service. The airline currently offers JAL First Class, JAL Executive Class Season – the airline's business class - and JAL Economy Class.

Offering the ultimate in in-flight comfort, JAL Premium Economy will be located in its own exclusive cabin area and will feature the new JAL Sky Shell Seat, the world's first shell-shaped seat in premium economy class. Seats will be arranged in a 2-4-2 configuration on B777 aircraft. A total of 44 seats will be available on routes JAL operates B777-300ER which includes the London-Tokyo route. When the service is introduced on routes with B777-200ER aircraft, a total of 40 seats will be available. The customer-friendly principles of Universal Design have been applied throughout the new cabin.



Using as inspiration the JAL Shell Flat Seat - JAL's award-winning seat in business class - the JAL Sky Shell Seat with a 120 degree angle of recline, a 48cm (18.9 inch) seat width, and a 97cm (38 inch) seat pitch, will have 20% more legroom than available in economy class. The clever shell-shaped sliding seat-back design of the JAL Sky Shell Seat will ensure that passengers' private space is maintained throughout the flight, undisturbed even when the seat in front is reclined. For added comfort, this ergonomically designed seat comes fitted with a footrest and headrest.

Every seat will have its own power outlet suitable for personal computers, and a seat tray that can easily accommodate a fully opened A-4 sized laptop. Amenities provided in JAL Premium Economy will be the same as those supplied in business class: ear plugs, an eye mask, toothbrush set, moisturizing mask, slippers and large-sized blankets and pillows.

Noise-cancelling headphones, which significantly reduce unwanted background noise, will be provided to every passenger in JAL Premium Economy, enabling them to fully enjoy in-flight programming with the highest quality of sound. Passengers will be able to enjoy the latest movies, music and games on their own personal 9-inch TV screen, using JAL's state-of-the-art audio-visual-on-demand (AVOD) in-flight entertainment system. AVOD gives passengers the freedom to start, stop, fast forward or rewind programs of their choice.



In addition to the great selection of food and drinks normally available on JAL's economy class menu, passengers in JAL Premium Economy will also be served other refreshments and snacks such as champagne, instant noodles and ice cream during their journey.

JAL Premium Economy passengers will be able to use dedicated check-in counters at Narita airport, and JAL Executive Class counters at overseas airports. They will also be able to relax prior to the departure of their flight departure in the comfort of the JAL Sakura Lounge, including the recently redesigned and refurbished Sakura



Lounge at Narita with its buffet-style hot meal service, stylish bar-counter, resident professional masseuse, and shower rooms.

Furthermore, JAL Premium Economy Class passengers will also be able to take advantage of the JAL Priority Baggage Service, and the JAL Flight Caddie Service.

Tickets for the new service available between London and Tokyo go on sale from October 11, 2007.

JAL is also planning to introduce new seats in First and Executive class (business class) on international routes in FY2008.

###


AEON


JAL

JAL & AEON Forge Business Partnership

Tokyo October 9, 2007: The JAL Group, Japan and Asia's biggest air transport group, and AEON, one of the largest general retailers in Japan, have reached agreement to cooperate on a wide range of business activities, the first of which is the creation of two new cards by combining the JAL Group's frequent flyer mileage card JMB Card, and AEON's WAON Card which has both e-money and credit functions.

Called the JMB WAON Card and AEON JMB Card, the new cards will enable cardholders to accumulate JMB mileage when purchasing goods and services in AEON stores located throughout the length and breadth of Japan. Conversely cardholders will be able to exchange JMB mileage for WAON e-money which can be used to purchase products and services at AEON stores. The new cards will be introduced in the Japanese domestic market from March 2008. Up until March 2009 there will be no card issuance fee. No annual card will be charged.

Cardholders can convert 200 yen into 1 JMB mile when using the WAON e-money function. Conversely, cardholders can convert from a minimum of 10,000 JMB miles into an equivalent of 10,000 WAON point. When using the credit card function available on the AEON JMB Card for every 1,000 yen spent 5 JMB miles can be accumulated.


JAL MILEAGE BANK
12 345 6789
MR. TABITO OZORA


JAL MILEAGE BANK
AEON
CARD
VISA

JAL and AEON will also cooperate in other ways to further improve the quality of their products and services in order to increase customer choice, convenience and satisfaction. The companies will work together to expand sales of their branded products and services through each others sales channels. The companies are also looking at ways of jointly promoting and developing products, for example the JAL Group's air travel products.

The JAL Mileage Bank program now has some 20 million members worldwide. JMB Miles can be earned by flying on JAL or JMB partner airlines. Over the years the program has been expanded to include mileage earnings not only from flights on JAL and its JAL Group subsidiary airlines, but





also from 12 international partner carriers, and JMB Mile Partners including car and cellular phone rental companies and over 8,700 hotels worldwide. Since JAL became a fully-fledged member of **oneworld**, JMB members can now earn and redeem mileage on eligible flights and fares throughout the **oneworld** network.

Accumulated mileage can be exchanged for a wide range of exciting awards entitling members to free travel on JAL and JMB partner's air networks, international flight upgrades, and free nights stay at numerous JMB partner hotels worldwide. Miles can also be exchanged for JAL coupon awards which in turn can be used to make full or part payment for in-flight purchases, stays at JAL Hotels and other purchases.

AEON Co Ltd is one of Asia largest retailers with over 17 million members signed up its credit card program. The group covers 23,000 stores in Japan including general merchandise stores, supermarkets, drugstores, specialty stores, and shopping mall developments.

AEON introduced the WAON electric money card to Japan in April 2007 which can be used to purchase products and services in over 11, 000 stores throughout Japan. WAON e-money will be accepted at all of AEON's group companies during 2008.


MINI STOP
カスミ
MaxValu
Posful
welcia
AEON
TAKA:Q
COX
BLUE GRASS
やまや
Aeon Fantasy
CERTO
zwei
AEON delight
AEON MALL



JAL Introduces First Class on new Haneda, Tokyo – Hongqiao, Shanghai Route

Tokyo September 25, 2007: From October 28, 2007, JAL will introduce a 12-seat first class cabin on its daily service between Haneda Airport, Tokyo and Hongqiao International Airport.

JAL will inaugurate a daily service between Haneda Airport, Tokyo and Hongqiao International Airport, Shanghai from September 29, 2007. Initially, the airline will operate B767 on the new route with two classes: business and economy. From October 28, JAL will start operating 747-400 aircraft between the two airports, at which time it will also offer JAL First Class onboard.

Passengers traveling in JAL First Class will be able to relax in a JAL Skysleeper seat which reclines a full 180 degrees. Large partitions between each seat ensure passenger privacy. For a pleasant in-flight sleep, feather comforters and pillows are provided.

JAL will offer first class passengers on the route a combination of the very best Western and Asian gourmet food created using the finest ingredients and accompanied by award-winning wines and sake of the highest quality.

In JAL First Class, passengers can select from a choice of Western entrees, one of which is a JAL Healthy Menu Selection: a low calorie, nutritionally balanced option for the health-conscious. The Western menu is carefully prepared under the guidance of the Association des Disciples d'Auguste Escoffier du Japon, whose members are French cuisine chefs at some of Japan's finest hotels and restaurants.

Alternatively passengers can savor the seasonally changing flavors of the 'haute cuisine of Japan': the traditional Kyoto-style menu known as kaiseki-ryori. The Japanese menu is created under the supervision of the Kyoto Cuisine "Mebaekai". Found throughout Japan, 'Mebaekai' are special associations of long-established restaurants set up with the purpose of maintaining and promoting traditional Japanese cooking techniques and cuisine.

JAL will offer at Hongqiao and Haneda airports, check-in counters exclusively for the use of JAL First Class passengers.

Tickets for first class on the new route go on sale from September 26, 2007.

The new JAL route will provide customers traveling between the city centers of Tokyo and Shanghai with even greater convenience. Hongqiao International Airport (SHA) is located only 13 kilometers away from Shanghai's city center, and central Tokyo can be reached in just under 30 minutes from Haneda (HND).

JAL currently offers 5 flights a day between Narita International Airport, Tokyo (NRT) and Pudong International Airport, Shanghai (PVG). This includes a daily JAL code share flight operated by China Eastern Airlines. Flight frequency between the two cities will therefore increase to 6 flights per week once the new Haneda – Hongqiao service is inaugurated.

At present, JAL serves 12 cities in China on 29 routes with a total of 287 flights per week, including code shares. From September 29 2007, the network will increase to 30 routes and 301 flights per week.




JAL
FIRST CLASS


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For customer & general enquiries, please contact your local JAL office:www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/



JAL New Domestic First Class Starts December 1, 2007

Tokyo September 11, 2007: Japan Airlines (JAL) will introduce a first class service for the first-ever time on Japan domestic flights. JAL will introduce the new service on the Haneda, Tokyo – Itami, Osaka route from December 1 2007. Seat reservations can be made from October 1 2007.



JAL's new first class service will be available on 7 flights per day (round trip) operating between Haneda, Tokyo and Itami, Osaka from December 1, 2007. The airline plans to expand the new service to all flights operating between the two airports as soon as it can. In FY2008, the year starting April 1 2008, the new class will also be introduced on two other key trunk routes: Haneda – Fukuoka & Haneda – Sapporo.

Passengers choosing JAL's domestic first class service will be able to completely relax in a seat as comfortable as a sofa. Upholstered in the finest leather, the seat reclines to a maximum angle of 132°, and has a generous seat pitch (legroom) and width of 130cm and 53cm respectively. The seats will be arranged on board B777-200 aircraft in a 2-2-2 configuration, and a center partition made with a wood finish has been added between each pair of seats for extra passenger privacy. The customer-friendly principles of Universal Design have been incorporated into the seat's design to ensure that it is usable by as many people as possible regardless of age or physical condition.

On board, JAL will serve first class passengers a choice of either a main meal or a light snack which will be changed every 10 days to ensure that only the freshest ingredients are used. Some of the main meals and snacks will be created by some of the top restaurants and shops in Japan. Evening main meals will be alternately made by the French restaurant *épouvantail* and Japanese restaurant *Nadaman* in Osaka, and *L'Alliance*, *Waketoku-yama* and *Aromafresca* in Tokyo which are well-known respectively for their French, Japanese and Italian cuisine. Between the hours 9am and 5pm passengers can choose between a *bento* box light meal, or delicious desserts made by *Maison de Petit Four*, *Suzukake*, or *Sun Fruits*.

In addition to the complimentary blankets, headphones and soft drinks already provided in economy class and in JAL's award-winning domestic business class, *Class J*, domestic first class passengers will be given a cushion and slippers for extra comfort and can enjoy a selection of complimentary alcoholic beverages including beer, wine, and shochu. The drinks menu will also feature a monthly recommendation of a champagne, wine or sake.



At the airport, JAL will provide dedicated first class check-in counters, and passengers will be able to enjoy priority boarding and priority baggage claim. They will also have access to the Diamond Premier Lounge at Haneda airport, and the Sakura Lounge at Itami airport and other airports where the service will be introduced.

Passengers who have purchased a domestic fare ticket can upgrade from economy class to first class by paying just 8,000 yen for each sector of their journey, subject to seat availability. Ticket rules and conditions apply. Passengers traveling internationally in JAL First Class will be seated at no additional cost in the new domestic first class cabin on applicable domestic routes. Seat reservations can be made from October 1 2007.

In June 2004, JAL introduced *'Class J'* on domestic flights to replace an earlier business class service, called 'Superseat'.



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For customer & general enquiries, please contact your local JAL office:www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/



The concept of *'Class J'* was to enable as many customers as possible to enjoy space with comfort for a small supplement. At present, JAL offers about 8 million 'Class J' seats a year (based on planning for FY2007). The average usage rate is more than 85%, indicating the popularity of the service, which has contributed significantly to increasing domestic passenger income. At the same time, there have been requests from some customers for a higher class of service, and to respond to these customers' requests JAL has decided to introduce First Class on JAL domestic flights.

Furthermore, JAL is planning to improve in-flight meal quality and to introduce new seats in First and Executive class (business class) in FY2008. JAL also plans to introduce a new international service class, "JAL Premium Economy" during FY2007.

Domestic First Class outline

Item	Content
Service name	Domestic First Class
Route & Frequency	On December 1 2007, seat to be introduced onto 7 round-trip flights per day operating on. Haneda (Tokyo) – Itami (Osaka) route.
	Plan to introduce onto all Haneda – Itami flights (15 round-trip flights per day in total) as early as possible.
	Introduction onto Haneda – Fukuoka & Haneda – Sapporo routes in FY2008 (year starting April 1, 2008).
Aircraft type	Boeing 777-200 aircraft
No. of Seats	14
Seat configuration	Seat rows arranged in a 2-2-2 configuration
Seat Maker	Koito Manufacturing Co., Ltd
Seat Surcharge	JPY 8,000 one-way, in addition to domestic economy fare.
Reservations	From October 1, 2007

Quick Reference JAL Seat Comparison Chart

	New First Class	Class J	Economy
Seat Surcharge	JPY8,000	JPY1,000	n/a
Seat Pitch	130 cm	95 cm	79 cm
Seat Width	53 cm	47 cm	44 cm
Armrest width	33 cm	18 cm	6 cm
Max. Angle of Recline	132°	121°	-
Complimentary Drinks	Alcohol and soft drinks	Soft drinks	Soft drinks
Meal Service	Yes	No	No
Other amenities	Blanket, headphones cushion, slippers.	Blankets, headphones	Blankets, headphones
Priority Boarding	Yes	No.	No
Lounge Access	Yes	No	No
Luggage Allowance*	40kg	15kg	15kg
JMB Mileage Accrual	+ 50% of the sector miles	+ 10% of the sector miles	n/a

** International luggage allowances apply to passengers with same day connections from international to domestic flights and vice verse.*

###



END



For customer & general enquiries, please contact your local JAL office:www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/